Exhibit 99.28

Execution Copy

BUSINESS COMBINATION AGREEMENT

AMONG

APPLIED INVENTIONS MANAGEMENT CORP.

- and -

HIGH STREET CAPITAL PARTNERS, LLC

- and -

ACREAGE FINCO B.C. LTD.

- and -

HSCP MERGER CORP.- and -

- and -

ACREAGE HOLDINGS AMERICA, INC

.- and -

ACREAGE HOLDINGS WC, INC.

DATED: SEPTEMBER 21, 2018

CAN: 28037112.10

TABLE OF CONTENTS

ARTICLE I GENERAL		2
1.1	Defined Terms	2
1.2	Business Combination - Reorganization	2
1.3	Business Combination - Financing of Finco	3
1.4	Business Combination - USCo1 and USCo2 Contributions	3
1.5	Business Combination - Exchange of Subscription Receipts	3
1.6	Business Combination - Amalgamation	3
1.7	Business Combination - Share Exchange	5
1.8	Business Combination - Wind up of Amalco	5
1.9	Business Combination - Contribution of Financing Proceeds	5
1.10	U.S. Tax Matters	6
1.11	Canadian Tax Election	6
1.12	Board of Directors and Officers	6
ARTICLE II REPRESENTATIONS AND WARRANTIES OF ACREAGE		7
2.1	Organization and Good Standing	7
2.2	Consents, Authorizations, and Binding Effect	7
2.3	Litigation and Compliance	8
2.4	Financial Statements	8
2.5	Taxes	9
2.6	Due Diligence Investigations	9
2.7	Brokers	9
2.8	Anti-Bribery Laws	9
ARTICLE III REPRESENTATIONS AND WARRANTIES OF FINCO		10
3.1	Organization and Good Standing	10
3.2	Consents, Authorizations, and Binding Effect	10
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF AIM AND SUBCO		11
4.1	Organization and Good Standing	11
4.2	Consents, Authorizations, and Binding Effect	12
4.3	Litigation and Compliance	13
4.4	Public Filings; Financial Statements	14
4.5	Taxes	15
4.6	Pension and Other Employee Plans and Agreement	15
4.7	Labour Relations	15
4.8	Contracts	16
4.9	Absence of Certain Changes, Etc	16
4.10	Subsidiaries	17
4.11	Capitalization	17
4.12	Environmental Matters	18
4.13	Licence and Title	18
4.14	Indebtedness	18
4.15	Undisclosed Liabilities	18
4.16	Due Diligence Investigations	19
4.17	Brokers	19
4.18	Anti-Bribery Laws	19
ARTICLE V CONDITIONS TO OBLIGATIONS OF AIM		19
5.1	Conditions Precedent to Completion of the Business Combination	19
ARTICLE VI CONDITIONS TO OBLIGATIONS OF ACREAGE, FINCO, USCO1 AND USCO2		20
6.1	Conditions Precedent to Completion of the Business Combination	20

ARTICLE VII		21
COVENANTS		21
7.1	Covenants of AIM	21
ARTICLE VIII		22
MUTUAL CONDITIONS PRECEDENT		22
8.1	Mutual Conditions Precedent	22
ARTICLE IX CLOSING		23
9.1	Closing	23
9.2	Termination of this Agreement	23
9.3	Survival of Representations and Warranties; Limitation	24
ARTICLE X MISCELLANEOUS		24
10.1	Further Actions	24
10.2	Transaction Costs	24
10.3	U.S. Federal Law Exclusions	24
10.4	Entire Agreement	25
10.5	Descriptive Headings	25
10.6	Notices	25
10.7	Governing Law	26
10.8	Enurement and Assignability	26
10.9	Confidentiality	26
10.10	Remedies	27
10.11	Waivers and Amendments	27
10.12	Illegalities	27
10.13	Currency	27
10.14	Counterparts	27

CAN: 28037112.10

BUSINESS COMBINATION AGREEMENT

THIS AGREEMENT dated September 21, 2018 is made

AMONG:

APPLIED INVENTIONS MANAGEMENT CORP., a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as “AIM”),

-	and -

HIGH STREET CAPITAL PARTNERS, LLC, a limited liability company existing under the laws of Delaware,

(hereinafter referred to as “Acreage”),

-	and -

ACREAGE FINCO B.C. LTD., a corporation existing under the laws of the Province of British Columbia,

(hereinafter referred to as “Finco”),

-	and -

HSCP MERGER CORP., a corporation existing under the laws of the Province of British Columbia,

(hereinafter referred to as “Subco”),

-	and -

ACREAGE HOLDINGS AMERICA, INC., a corporation existing under the laws of Delaware,

(hereinafter referred to as “USCo1”),

-	and -

ACREAGE HOLDINGS WC, INC., a corporation existing under the laws of Nevada,

(hereinafter referred to as “USCo2”).

WHEREAS AIM proposes to complete a reorganization comprised of (i) the Consolidation (as hereinafter defined); (ii) the Subdivision (as hereinafter defined); (iii) Share Amendments (as hereinafter defined), which, among other things, amend its authorized share capital to include Subordinate Voting Shares and Multiple Voting Shares; (iv) the Name Change; and (v) the Continuance (collectively, the “Reorganization”).

CAN: 28037112.10

AND WHEREAS the Parties (as hereinafter defined) have agreed, subject to the satisfaction of certain conditions precedent, that AIM (following completion of the Reorganization), Finco and Subco will carry out a three-cornered Amalgamation (as hereinafter defined) pursuant to the statutory procedure under Section 269 of the BCBCA (as hereinafter defined) pursuant to which, among other things:

(i)	each Subco Share (as hereinafter defined) will be exchanged for one Amalco Share (as hereinafter defined); and

(ii)	each Finco Share (as hereinafter defined) held by Finco Shareholders (as hereinafter defined), after cancellation of the Initial Finco Share, will be exchanged for one Subordinate Voting Share (as hereinafter defined);

AND WHEREAS the Parties have agreed, subject to the satisfaction of certain conditions precedent, to, in connection with the Amalgamation, carry out a share exchange (the “Share Exchange”) pursuant to which: (i) the Class A common shares of USCo1 held by all holders of USCo1 Class A common shares will be contributed to AIM in exchange for an aggregate of approximately 9,775,367 Subordinate Voting Shares, (ii) the Class B common shares of USCo1 held by all holders of USCo1 Class B common shares will be contributed to AIM in exchange for an aggregate of approximately 1,308,220 Proportionate Voting Shares, and (iii) the Class C common shares of USCo1 then held by the Acreage Founder along with approximately $205,000 will be contributed to AIM by the Acreage Founder in exchange for 150,000 Multiple Voting Shares;

AND WHEREAS, immediately following the Effective Time, (i) the changes to the board of directors of AIM contemplated in Section 1.12, and (ii) the adoption of a new equity and share-based incentive plan acceptable to Acreage (the “New Incentive Plan”), in its sole discretion, will each become effective;

NOW THEREFORE, in consideration of the mutual benefits to be derived from the Business Combination and the representations and warranties, conditions and promises herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

GENERAL

1.1	Defined Terms

Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in Schedule A.

1.2	Business Combination - Reorganization

Prior to the Effective Time and as soon as reasonably practicable, AIM shall take all necessary steps to give effect to and implement the Consolidation, the Name Change, the Share Amendments, the Subdivision, and the Continuance upon and subject to the terms of this Agreement. AIM will have a valuation of $1,500,000 on a fully-diluted basis, including the conversion of all outstanding convertible or exchangeable indebtedness and securities, including the AIM Stock Options, AIM Warrants and AIM Convertible Debenture. Prior to the completion of the Consolidation, each of the AIM Stock Options, AIM Warrants, AIM Convertible Debentures and all convertible or exchangeable indebtedness of AIM shall be converted, exchanged or extinguished for no consideration.

CAN: 28037112.10

1.3	Business Combination - Financing of Finco

Finco proposes to complete an offering of subscription receipts (the “Subscription Receipts”) for gross proceeds of up to USD $200 million. Certain investors will invest cash for the Subscription Receipts, with each Subscription Receipt representing the right of the holder thereof to receive, in certain circumstances set forth in the terms attached to the Subscription Receipts, one Finco Share, without any further act or formality, and for no additional consideration.

1.4	Business Combination - USCo1 and USCo2 Contributions

Prior to the Amalgamation:

(a)	Acreage will use its commercially reasonable efforts to cause:

(i)	each of the holders of Acreage Convertible Securities to convert in exchange for Class A units of Acreage;

(ii)	each of the holders of Acreage units (other than USCo1, holders of Acreage Class B units, Class C units and Profit Interests and the Future USCo2 Holders) to contribute their Acreage units to USCo1 in exchange for USCo1 voting common shares; and

(iii)	each of the Future USCo2 Holders to contribute their units of Acreage to USCo2 in exchange for non-voting redeemable common shares of USCo2.

1.5	Business Combination - Exchange of Subscription Receipts

Immediately prior to the Effective Time:

(a)	the Subscription Receipts will automatically be exchanged for common shares of Finco pursuant to the terms and conditions of the Subscription Receipts and the Subscription Receipt Agreement, and

(b)	the Initial Finco Share will be cancelled for no consideration.

1.6	Business Combination - Amalgamation

(a)	Finco and Subco agree to effect the combination of their respective businesses and assets by way of a “three-cornered amalgamation” among AIM, Subco and Finco, pursuant to a statutory amalgamation under Section 269 of the BCBCA.

(b)	AIM has called the AIM Meeting and will prepare and mail the AIM Circular, in a form, and with content, acceptable to Acreage, to the AIM Shareholders. AIM shall not amend or supplement the AIM Circular without the prior written consent of Acreage, with such consent not to be unreasonably withheld or delayed.

(c)	(i) Finco will obtain the written consent resolution of the Finco Shareholder approving the Amalgamation; and (ii) AIM will execute a written consent resolution approving the Subco Amalgamation Resolution.

(d)	AIM shall complete the Continuance, concurrent with which the Consolidation, the Subdivision and the Share Amendments shall be completed.

CAN: 28037112.10

(e)	Following the Continuance, and upon completion of the Name Change, Subco and Finco shall jointly complete and file the Amalgamation Application with the British Columbia Registrar of Companies under the BCBCA.

(f)	Upon the issue of a Certificate of Amalgamation giving effect to the Amalgamation, Subco and Finco shall be amalgamated and shall continue as one corporation effective on the date of the Certificate of Amalgamation (the “Effective Date”) under the terms and conditions prescribed in the Amalgamation Agreement.

(g)	At the Effective Time and as a result of the Amalgamation:

(i)	each holder of Finco Shares shall receive one fully paid and non-assessable Subordinate Voting Share for each Finco Share held, following which all such Finco Shares shall be cancelled;

(ii)	AIM shall receive one fully paid and non-assessable Amalco Share for each one Subco Share held by AIM, following which all such Subco Shares shall be cancelled;

(iii)	each holder of Finco Broker Warrants shall receive one AIM Broker Warrant for each Finco Broker Warrant held, following which all such Finco Broker Warrants shall be cancelled;

(iv)	in consideration of the issuance of Subordinate Voting Shares pursuant to Section 1.6(g)(i), Amalco shall issue to AIM one Amalco Share for each Subordinate Voting Share issued;

(v)	AIM shall add to the capital maintained in respect of the Subordinated Voting Shares an amount equal to the aggregate paid-up capital for purposes of the ITA of the Finco Shares immediately prior to the Effective Time;

(vi)	Amalco shall add to the capital maintained in respect of the Amalco Shares an amount such that the stated capital of the Amalco Shares shall be equal to the aggregate paid-up capital for purposes of the ITA of the Subco Shares and Finco Shares immediately prior to the Amalgamation;

(vii)	AIM shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to the transactions contemplated by this Agreement to any holder of Finco Shares such amounts as are required to be deducted and withheld with respect to such payment under the ITA or any provision of provincial, state, local or foreign tax law, in each case as amended; to the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Finco Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority; and

(viii)	Amalco will become a wholly-owned subsidiary of AIM.

(h)	At the Effective Time:

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(i)	subject to Section 1.6(g)(i), the registered holders of Finco Shares shall become the registered holders of the Subordinate Voting Shares to which they are entitled, calculated in accordance with the provisions hereof. AIM shall deliver the Subordinate Voting Shares to former holders of Finco Shares electronically or in physical form in accordance with the instructions of the former holder thereof, without the need for such holder to surrender certificates representing the Finco Shares. Absent such instructions, AIM shall provide the Subordinate Voting Shares in the same form as such holder previously held the Subscription Receipts; and

(ii)	AIM shall become the registered holder of the Amalco Shares to which it is entitled, calculated in accordance with the provisions hereof, and shall be entitled to receive a share certificate representing the number of Amalco Shares to which it is entitled, calculated in accordance with the provisions hereof.

(i)	Immediately following the Effective Time, all unexercised Acreage Warrants shall be amended, in accordance with the terms thereof, to be exercisable to acquire Subordinate Voting Shares.

(j)	At the Effective Time, the registered holders of Finco Broker Warrants shall become the registered holders of AIM Broker Warrants to which they are entitled in accordance with the provisions hereof. AIM shall deliver certificates representing the AIM Broker Warrants to former holders of Finco Broker Warrants in accordance with the instructions of former holders thereof.

1.7	Business Combination - Share Exchange

Concurrently with the consummation of the Amalgamation, the Share Exchange shall be completed.

1.8	Business Combination - Wind up of Amalco

Following the completion of the Amalgamation, Amalco will be wound up into AIM and the assets of Amalco (which will consist of the funds invested by the investors net of expenses) will be transferred to AIM by operation of Law.

1.9	Business Combination - Contribution of Financing Proceeds

Immediately following the wind-up of Amalco, AIM shall use certain proceeds of the Financing received by it to subscribe for voting common shares of USCo2 and voting common shares of USCo1 (together, the “Subscriptions”). Following the Subscriptions (i) the initial voting common share of USCo2 held by the Acreage Founder shall be redeemed at a redemption price equal to the fair market value of such initial voting common share, and (ii) the proceeds of the Financing received by USCo1 and USCo2 pursuant to the Subscriptions shall be contributed to Acreage in exchange for common units.

The Parties intend and agree that the transactions set forth in Sections 1.2 through 1.9 shall be completed as specified and that no single transaction of Sections 1.2 through 1.9 shall be completed without the intent of the Parties to complete the remaining transactions.

CAN: 28037112.10

1.10	U.S. Tax Matters

Each Party agrees that: (a) the contributions of certain Acreage units to USCo1, as contemplated in Section 1.4(a)(ii), are intended to constitute a single integrated transaction qualifying as a tax-deferred contribution pursuant to Section 351 of the Code; (b) the transactions set forth in Section 1.3, Section 1.5, Section 1.6, Section 1.7 and Section 1.8 are intended to constitute a single integrated transaction qualifying as a tax-deferred contribution pursuant to Section 351 of the Code; (c) the contributions of certain Acreage units to USCo2, as contemplated in Section 1.4(a)(iii), together with the contribution by AIM of certain proceeds of the Financing to USCo2, as contemplated in Section 1.9, are intended to constitute a single integrated transaction qualifying as a tax-deferred contribution pursuant to Section 351 of the Code; (d) such Party shall retain such records and file such information as is required to be retained and filed pursuant to Treasury Regulations section 1.351-3 in connection with each of the transactions set forth in subsections (a), (b) and (c); and (e) such Party shall otherwise use its best efforts to cause the transactions set forth in subsections (a), (b) and (c) to qualify as a tax-deferred contribution, in each case pursuant to Section 351 of the Code. In connection with the transactions described in subsection (b), the Parties agree to treat AIM as a United States domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code. Except as otherwise required by this Agreement, no Party shall take any action, fail to take any action, cause any action to be taken or cause any action to fail to be taken that could reasonably be expected to prevent (1) the transactions described in subsections (a), (b) and (c) from each qualifying as a tax-deferred contribution within the meaning of Section 351 of the Code, or (2) AIM from being treated as a United States domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code. Each Party hereto agrees to act in good faith, consistent with the terms of this Agreement and the intent of the Parties and the intended treatment of such transactions as set forth in this Section 1.10. Notwithstanding the foregoing, no Party makes any representation, warranty or covenant to any other Party or to any Acreage unitholder or other holder of Acreage securities (including, without limitation, stock options, warrants, subscription receipts, debt instruments or other similar rights or instruments) regarding the tax treatment of the transactions contemplated by this Agreement, including, but not limited to, whether the transactions described in subsections (a), (b) and (c) will each qualify as a tax-deferred contribution within the meaning of Section 351 of the Code or whether AIM will be treated as a United States domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code as a result of the transactions set forth in subsection (b).

1.11	Canadian Tax Election

AIM will jointly elect with each Canadian Resident Shareholder who requests that AIM do so, in the form and within the time limits prescribed for such purposes, that the Canadian Resident Shareholder will be deemed pursuant to section 85 of the ITA to have disposed of his, her or its shares of USCo1 at an elected amount to be determined by the Canadian Resident Shareholder. AIM shall not be responsible for the proper completion of any section 85 election form nor, except for the obligation to sign and return duly completed election forms which are received within ninety (90) days after the Effective Date, for any taxes, interest or penalties resulting from the failure of a Canadian Resident Shareholder to complete or file such election forms properly in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation). In its sole discretion, AIM may choose to sign and return an election form received by it more than ninety (90) days following the Effective Date, but will have no obligation to do so.

1.12	Board of Directors and Officers

Each of the Parties hereby agrees that concurrently with the completion of the Business Combination, all of the current directors and officers of AIM shall resign without payment by or any liability to AIM or Amalco, and each such director and officer shall execute and deliver a release in favour of AIM, Acreage and Amalco, in a form acceptable to AIM and Acreage, and the board of directors of AIM shall consist of seven directors to be nominated by Acreage, in its sole discretion (collectively, the “New AIM Directors”).

CAN: 28037112.10

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF ACREAGE

Acreage represents and warrants to and in favour of AIM and Subco and acknowledges that AIM and Subco are relying on such representations and warranties in connection with this Agreement and the transactions contemplated herein:

2.1	Organization and Good Standing

(a)	Acreage is a limited liability company organized, validly existing, and in good standing under the Laws of the jurisdiction of its formation and is qualified to transact business and is in good standing as a foreign company in the jurisdictions where it is required to qualify in order to conduct its business as presently conducted, except where the failure to be so qualified would not have a Material Adverse Effect on Acreage.

(b)	Acreage has the corporate power and authority to own, lease or operate its properties and to carry on its business as currently conducted.

2.2	Consents, Authorizations, and Binding Effect

(a)	Acreage may execute, deliver and perform this Agreement without the necessity of obtaining any consent, approval, authorization or waiver, or giving any notice or otherwise, except:

(i)	consents, approvals, authorizations and waivers which have been obtained (or will be obtained prior to the Effective Date) and are not subject to any unfulfilled conditions, and in full force and effect, and notices which have been given on a timely basis; or

(ii)	those which, if not obtained or made, would not (A) prevent or materially delay the consummation of the Amalgamation or otherwise prevent Acreage from performing, in all material respects, its obligations under this Agreement, and (B) result in a Material Adverse Effect on Acreage.

(b)	Acreage has the necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

(c)	This Agreement has been duly executed and delivered by Acreage and constitutes a legal, valid, and binding obligation of Acreage, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, reorganization, insolvency and similar Laws of general application relating to or affecting the enforcement of creditors’ rights or the relief of debtors; and that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

CAN: 28037112.10

(d)	The execution, delivery, and performance of this Agreement will not:

(i)	constitute a violation of the constating documents of Acreage;

(ii)	conflict with, result in the breach of, or constitute a default or give to others a right of termination, cancellation, creation or acceleration of any material obligation under or the loss of any material benefit under or the creation of any benefit or right of any third party under any material Contract, material permit or material license to which Acreage is a party or as to which any of its property is subject which in any such case would have a Material Adverse Effect on Acreage; or

(iii)	constitute a violation of any Law applicable or relating to Acreage or its business.

2.3	Litigation and Compliance

(a)	There are no Proceedings or Governmental investigations pending or, to the knowledge of Acreage, threatened:

(i)	against or affecting Acreage or with respect to or affecting any asset or property owned, leased or used by Acreage; or

(ii)	which question or challenge the validity of this Agreement, or the Amalgamation or any action taken or to be taken pursuant to this Agreement, or the Amalgamation;

(iii)	except for actions, suits, claims or proceedings which would not, in the aggregate, have a Material Adverse Effect on Acreage.

(b)	Except as provided in Section 10.4 of this Agreement, Acreage has conducted and is conducting its business in compliance with, and is not in default or violation under, and has not received notice asserting the existence of any default or violation under, any Law applicable to its business or operations, except for non-compliance, defaults and violations which would not, in the aggregate, have a Material Adverse Effect on Acreage.

(c)	Neither Acreage, nor any asset of Acreage is subject to any judgment, order or decree entered in any lawsuit or proceeding which has had, or which is reasonably likely to have, a Material Adverse Effect on Acreage or which is reasonably likely to prevent Acreage from performing its obligations under this Agreement.

(d)	Acreage has duly filed or made all reports and returns required to be filed by it with any Governmental Authority and has obtained all permits, licenses, consents, approvals, certificates, registrations and authorizations (whether Governmental, regulatory or otherwise) which are required in connection with its business and operations, except where the failure to do so has not had and would not reasonably have a Material Adverse Effect on Acreage.

2.4	Financial Statements

The financial statements (including, in each case, any notes thereto) of Acreage, based on the current drafts thereof as at the date hereof, for the years ended December 31, 2017 and 2016 and for the six month period ended June 30, 2018 were prepared in accordance with IFRS, applied on a consistent basis during the periods involved and fairly presented in all material respects the consolidated assets, liabilities and financial condition of Acreage as of the respective dates thereof and the consolidated earnings, results of operations and changes in financial position of Acreage for the periods then ended.

CAN: 28037112.10

2.5	Taxes

Each Acreage Group Member has timely filed, or has caused to be timely filed on its behalf, all material Tax Returns required to be filed by it prior to the date hereof, all such Tax Returns are complete and accurate in all material respects. All Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid, other than those which are being contested in good faith and in respect of which adequate reserves have been provided in the financial statements of Acreage. No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against any Acreage Group Member, there are no actions, suits, proceedings, investigations or claims pending or threatened against any Acreage Group Member in respect of Taxes or any matters under discussion with any Government relating to Taxes, in each case which are likely to have a Material Adverse Effect on the Acreage Group. Each Acreage Group Member has withheld from each payment made to any of their past or present employees, officers or directors, and to any non-resident of Canada, the amount of all material Taxes required to be withheld therefrom and have paid the same to the proper tax or receiving officers within the time required under applicable Law. Each Acreage Group Member has remitted to the appropriate tax authorities within the time limits required all amounts collected by it in respect of Taxes. There are no material Liens for Taxes upon any asset of an Acreage Group Member except Liens for Taxes not yet due.

2.6	Due Diligence Investigations

All information relating to the business, assets, liabilities, properties, capitalization or financial condition of Acreage provided by Acreage or its Representatives to AIM is true, accurate and complete in all material respects and Acreage has not omitted to disclose in writing and provide materials in respect of any material fact or which would otherwise cause information provided to be untrue or incomplete in a material respect.

2.7	Brokers

Other than in connection with the Financing, neither Acreage nor, to the knowledge of Acreage, any of its Associates, Affiliates or Representatives has retained any broker or finder in connection with the Amalgamation or the other transactions contemplated hereby, nor have any of the foregoing incurred any liability to any broker or finder by reason of any such transaction.

2.8	Anti-Bribery Laws

Neither Acreage, nor to the knowledge of Acreage, any Representative of Acreage, has (i) violated any anti-bribery or anti-corruption laws applicable to Acreage, including but not limited to the U.S. Foreign Corrupt Practices Act and Canada’s Corruption of Foreign Public Officials Act, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any Representative of Acreage in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person, in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither Acreage nor to the knowledge of Acreage, any director, officer, employee, consultant, Representative or agent of the foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded Acreage or any director, officer, employee, consultant, Representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption Laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such Laws, or received any notice, request, or citation from any person alleging non-compliance with any such Laws.

CAN: 28037112.10

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF FINCO

Finco represents and warrants to and in favour of AIM and Subco and acknowledges that AIM and Subco are relying on such representations and warranties in connection with this Agreement and the transactions contemplated herein:

3.1	Organization and Good Standing

(a)	Finco is a corporation duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation and is qualified to transact business and is in good standing as a foreign corporation in the jurisdictions where it is required to qualify in order to conduct its business as presently conducted, except where the failure to be so qualified would not have a Material Adverse Effect on Finco. There are no subsidiaries of Finco.

(b)	Finco has the corporate power and authority to own, lease or operate its properties and to carry on its business as currently conducted.

3.2	Consents, Authorizations, and Binding Effect

(a)	Finco may execute, deliver and perform this Agreement without the necessity of obtaining any consent, approval, authorization or waiver, or giving any notice or otherwise, except:

(i)	consents, approvals, authorizations and waivers which have been obtained (or will be obtained prior to the Effective Date) and are unconditional, and in full force and effect, and notices which have been given on a timely basis;

(ii)	the approval of the Finco Amalgamation Resolution by the holders of the Finco Shares;

(iii)	the filing of a Form 13 (Amalgamation Application) with the British Columbia Registrar of Companies under the BCBCA; or

(iv)	those which, if not obtained or made, would not prevent or delay the consummation of the Amalgamation or otherwise prevent Finco from performing its obligations under this Agreement and would not be reasonably likely to have a Material Adverse Effect on Finco.

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(b)	Finco has the necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to complete the Amalgamation, subject to the approval of the Finco Amalgamation Resolution by the Finco Shareholders.

(c)	The sole director of Finco has: (i) approved the Business Combination and the execution, delivery and performance of this Agreement, and (ii) directed that the Finco Amalgamation Resolution be submitted to the Finco Shareholder.

(d)	This Agreement has been duly executed and delivered by Finco and constitutes a legal, valid, and binding obligation of Finco, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, reorganization, insolvency and similar Laws of general application relating to or affecting the enforcement of creditors’ rights or the relief of debtors; and that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(e)	The execution, delivery, and performance of this Agreement will not:

(i)	constitute a violation of the notice of articles or articles, as amended, of Finco;

(ii)	conflict with, result in the breach of or constitute a default or give to others a right of termination, cancellation, creation or acceleration of any obligation under or the loss of any material benefit under or the creation of any benefit or right of any third party under any material Contract, material permit or material license to which Finco is a party or as to which any of its property is subject which in any such case would have a Material Adverse Effect on Finco; or

(iii)	constitute a violation of any Law applicable or relating to Finco or its business except for such violations which would not have a Material Adverse Effect on Finco.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF AIM AND SUBCO

Each of AIM and Subco hereby represents and warrants to Acreage, Finco, USCo1 and USCo2 as follows and acknowledges that each of Acreage, Finco, USCo1 and USCo2 is relying on such representations and warranties in entering into this Agreement and completing the transactions contemplated herein:

4.1	Organization and Good Standing

(a)	Each of AIM and Subco is a corporation duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation and is qualified to transact business and is in good standing as a foreign corporation (or the equivalent) in the jurisdictions where it is required to qualify in order to conduct its business as presently conducted, except where the failure to be so qualified would not have a Material Adverse Effect on AIM or Subco. Except for Subco, there are no other material subsidiaries of AIM and AIM does not have any equity or other interest or any rights convertible or exchangeable for, or otherwise entitling it to, any equity interests in any Person other than its holders of Subco Shares.

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(b)	Each of AIM and Subco has the corporate power and authority to own, lease, or operate its properties and to carry on its business as now conducted.

4.2	Consents, Authorizations, and Binding Effect

(a)	AIM and Subco may execute, deliver, and perform this Agreement without the necessity of obtaining any consent, approval, authorization or waiver, or giving any notice or otherwise, except:

(i)	the approval of the Subco Amalgamation Resolution by AIM as sole shareholder of Subco;

(ii)	the approval of the CSE for the listing of the Subordinate Voting Shares and, to the extent required, the other transactions contemplated hereby;

(iii)	consents, approvals, authorizations and waivers, which have been obtained (or will be obtained prior to the Effective Date), and are unconditional and in full force and effect and notices which have been given on a timely basis;

(iv)	the approval of the Continuance from AIM Shareholders and the filings required to complete the Continuance;

(v)	the filing of Articles of Amendment and a Form 13 (Amalgamation Application) with the British Columbia Registrar of Companies under the BCBCA;

(vi)	the filing of the documents prescribed under the BCBCA to effect the appointment of the New AIM Directors and the New AIM Management; and

(vii)	those which, if not obtained or made, would not prevent or delay the consummation of the Amalgamation or otherwise prevent AIM from performing its obligations under this Agreement and would not be reasonably likely to have a Material Adverse Effect on AIM or Subco.

(b)	Each of AIM and Subco has the necessary corporate power and authority to execute and deliver this Agreement and to perform its respective obligations hereunder and to complete the Amalgamation, subject to the approval of the matters set out in the AIM Circular by AIM Shareholders at the AIM Meeting and the Subco Amalgamation Resolution by AIM by written consent resolution.

(c)	The board of directors of AIM have unanimously: (i) approved the Business Combination and the execution, delivery and performance of this Agreement; (ii) directed that the matters set out in the AIM Circular be submitted to the AIM Shareholders at the AIM Meeting, and unanimously recommended approval thereof and (iii) approved the execution and delivery of the Subco Amalgamation Resolution by AIM.

(d)	The board of directors of Subco has unanimously approved the Amalgamation and the execution, delivery and performance of this Agreement.

(e)	This Agreement has been duly executed and delivered by AIM and Subco and constitutes a legal, valid, and binding obligation of AIM and Subco enforceable against each of them in accordance with its terms, except as may be limited by bankruptcy, reorganization, insolvency and similar Laws of general application relating to or affecting the enforcement of creditors’ rights or the relief of debtors; and that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defences and to the discretion of the court before which any proceeding therefor may be brought.

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(f)	The execution, delivery, and performance of this Agreement will not:

(i)	constitute a violation of the notice of articles or articles of AIM or the notice of articles or articles of Subco;

(ii)	conflict with, result in the breach of or constitute a default or give to others a right of termination, cancellation, creation or acceleration of any material obligation under, or the loss of any material benefit under or the creation of any benefit or right of any third party under any Contract, permit or license to which either AIM or Subco is a party to or bound by or as to which any of its property is subject;

(iii)	constitute a violation of any Law applicable or relating to AIM or Subco or their respective businesses; or

(iv)	result in the creation of any Lien upon any of the assets of AIM or Subco.

(g)	Neither AIM or Subco nor any Affiliate or Associate thereof, nor to the knowledge of AIM, any Representative of AIM or Subco, beneficially owns or has the right to acquire a beneficial interest in any Finco Shares.

4.3	Litigation and Compliance

(a)	There are no actions, suits, claims or proceedings, whether in equity or at law, or any Governmental investigations pending or, to the knowledge of AIM, threatened:

(i)	against or affecting AIM or Subco or with respect to or affecting any asset or property owned, leased or used by AIM or Subco; or

(ii)	which question or challenge the validity of this Agreement or the Amalgamation or any action taken or to be taken pursuant to this Agreement or the Amalgamation;

and, to the knowledge of AIM, there is no basis for any such action, suit, claim, proceeding or investigation.

(b)	Each of AIM and Subco has conducted and is conducting its business in compliance with, and is not in default or violation under, and has not received notice asserting the existence of any default or violation under, any Law applicable to the businesses or operations of AIM and/or Subco, except for non-compliance, defaults and violations that are historical in nature and have been remedied and no longer exist, and which would not, in the aggregate have a Material Adverse Effect on AIM and Subco. Neither AIM nor Subco currently carries on any active business.

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(c)	Neither AIM nor Subco nor any assets of AIM or Subco, is subject to any judgment, order or decree entered in any Proceeding.

(d)	Each of AIM and Subco has duly filed or made all reports and returns required to be filed by it with any Government and has obtained all permits, licenses, consents, approvals, certificates, registrations and authorizations (whether Governmental, regulatory or otherwise) which are required in connection with the business and operations of AIM and Subco.

4.4	Public Filings; Financial Statements

(a)	AIM has filed all documents required pursuant to applicable Canadian Securities Laws (the “AIM Securities Documents”). As of their respective dates, the AIM Securities Documents complied in all material respects with the then applicable requirements of the Canadian Securities Laws (and all other applicable securities laws) and, at the respective times they were filed, none of the AIM Securities Documents contained any untrue statement of a material fact (as defined in Canadian Securities Laws) or omitted to state a material fact required to be stated therein or necessary to make any statement therein, in light of the circumstances under which it was made, not misleading. AIM has not filed any confidential filings which have not at the date hereof become publicly available under AIM’s profile on SEDAR.

(b)	The consolidated financial statements (including, in each case, any notes thereto) of AIM for the years ended August 31, 2017 and 2016 and for the three and nine month periods ended May 31, 2018 included in the AIM Securities Documents were prepared in accordance with IFRS applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the consolidated assets, liabilities and financial condition of AIM and its consolidated subsidiaries as of the respective dates thereof and the consolidated earnings, results of operations and changes in financial position of AIM and its consolidated subsidiaries for the periods then ended (subject, in the case of unaudited statements, to the absence of footnote disclosure and to customary year-end audit adjustments and to any other adjustments described therein). Except as disclosed in the AIM Securities Documents, AIM has not, since August 31, 2017, made any change in the accounting practices or policies applied in the preparation of its financial statements.

(c)	AIM is now, and on the Effective Date will be, a “reporting issuer” (or its equivalent) under Canadian Securities Laws in the Province of Ontario. AIM is not currently in default in any material respect of any requirement of Canadian Securities Laws and AIM is not included on a list of defaulting reporting issuers maintained by any of the securities commissions or similar regulatory authorities in each of such Provinces.

(d)	There has not been any reportable event (within the meaning of National Instrument 51- 102 - Continuous Disclosure Obligations of the Canadian Securities Administrators) since August 31, 2017 with the present or former auditors of AIM.

(e)	No order ceasing or suspending trading in securities of AIM or Subco or prohibiting the sale of securities by AIM or Subco has been issued that remains outstanding and, to the knowledge of AIM, no proceedings for this purpose have been instituted, are pending, contemplated or threatened by any securities commission, self-regulatory organization, stock exchange or other Governmental Authority.

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(f)	AIM maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(g)	There are no contracts with AIM or Subco, on the one hand, and: (i) any officer or director of AIM or Subco; (ii) any holder of 5% or more of the equity securities of AIM; or (iii) an Associate or Affiliate of a person in (i) or (ii), on the other hand.

4.5	Taxes

Each of AIM and Subco has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it prior to the date hereof, all such Tax Returns are complete and accurate in all material respects. All Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid, other than those which are being contested in good faith and in respect of which adequate reserves have been provided in the most recently published financial statements of AIM. AIM’s audited consolidated financial statements for the period ended August 31, 2017 reflect a reserve in accordance with IFRS for all Taxes payable by AIM for all taxable periods and portions thereof through the date of such financial statements. No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against AIM or Subco, there are no actions, suits, proceedings, investigations or claims pending or threatened against AIM or Subco in respect of Taxes or any matters under discussion with any Government relating to Taxes, and no waivers or written requests for waivers of the time to assess any such Taxes are outstanding or pending. Each of AIM and Subco has withheld from each payment made to any of their past or present employees, officers or directors, and to any non-resident of Canada, the amount of all Taxes required to be withheld therefrom and have paid the same to the proper tax or receiving officers within the time required under applicable Law. Each of AIM and Subco has remitted to the appropriate tax authorities within the time limits required all amounts collected by it in respect of Taxes. There are no Liens for Taxes upon any asset of AIM or Subco except Liens for Taxes not yet due.

4.6	Pension and Other Employee Plans and Agreement

Other than the AIM stock option plan, AIM does not maintain or contribute to any Employee Plan. The AIM Stock Option Plan has been approved by the AIM Shareholders and was adopted by AIM in accordance with the requirements of Canadian Securities Laws.

4.7	Labour Relations

(a)	No employees of AIM are covered by any collective bargaining agreement.

(b)	There are no representation questions, arbitration proceedings, labour strikes, slow-downs or stoppages, material grievances, or other labour troubles pending or, to the knowledge of AIM, threatened with respect to the employees or former employees of AIM; and (ii) to the knowledge of AIM, there are no present or pending applications for certification (or the equivalent procedure under any applicable Law) of any union as the bargaining agent for any employees of AIM.

(c)	Subco has no employees and has not engaged any independent contractors.

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(d)	At the Closing, AIM shall not have any employees or independent contractors, and shall not have any liabilities in respect to any former employees or independent contractors.

4.8	Contracts

(a)	Neither AIM nor Subco is not a party to or bound by any Contract other than as set out on Schedule 4.8 hereto.

(b)	Each of AIM and Subco and, to the knowledge of AIM and Subco, each of the other parties thereto, is in material compliance with all covenants under all Contracts it has entered into, and no default has occurred which, with notice or lapse of time or both, would directly or indirectly constitute such a default.

(c)	No payment is required to be made, or obligation accrued that, if paid, by AIM as a result of the consummation of any of the matters contemplated by this Agreement that would result in AIM having a cash balance of less than $nil at the time of the completion of the Business Combination.

4.9	Absence of Certain Changes, Etc.

Except as contemplated by the Business Combination and this Agreement, since August 31, 2017:

(a)	there has been no Material Adverse Change to AIM;

(b)	AIM has not:

(i)	sold, transferred, distributed, or otherwise disposed of or acquired a material amount of its assets, or agreed to do any of the foregoing, except in the ordinary course of business;

(ii)	incurred any Liability (whether absolute, accrued, contingent or otherwise) other than those Liabilities set out in Schedule 4.14 or outside of the ordinary and usual course of business;

(iii)	prior to the date hereof, made or agreed to make any capital expenditure or commitment for additions to property, plant, or equipment;

(iv)	made or agreed to make any material increase in the compensation payable to any employee or director except for increases made in the ordinary course of business and consistent with presently existing policies or agreement or past practice;

(v)	conducted its operations other than in all material respects in the normal course of business;

(vi)	entered into any transaction or Contract, or amended or terminated any transaction or Contract, except transactions or Contracts entered into in connection with the Business Combination or which will form part of the settlement of its outstanding debts to be completed prior to the Effective Time as part of the Business Combination; and

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(vii)	agreed or committed to do any of the foregoing; and

(c)	there has not been any declaration, setting aside or payment of any dividend or other distribution to AIM Shareholders.

4.10	Subsidiaries

(a)	All of the outstanding shares in the capital of Subco are owned of record and beneficially by AIM free and clear of all Liens. AIM does not own, directly or indirectly, any equity interest of or in any entity or enterprise other than Subco, Applied Inventions Management Corp. USA (Delaware company) and Tour Technologies Inc. (Montana company). Neither Applied Inventions Management Corp. USA nor Tour Technologies Inc. has any assets or any liabilities (contingent or otherwise) nor does it carry on any business.

(b)	All outstanding Subco Shares have been duly authorized and are validly issued, fully paid and non-assessable.

4.11	Capitalization

(a)	The authorized capital of AIM consists of an unlimited number of class A subordinate voting shares, an unlimited number of class B multiple voting shares an unlimited number of class C preferred shares, issuable in series. As of the date hereof, there are 388,435 class A subordinate voting shares and 7,839,599 class B multiple voting shares issued and outstanding and no class C preferred shares outstanding.

(b)	All issued and outstanding shares in the capital of AIM have been duly authorized and are validly issued, fully paid and non-assessable, free of pre-emptive rights.

(c)	Other than the AIM Stock Options, AIM Warrants and AIM Convertible Debenture, there are no authorized, outstanding or existing:

(i)	voting trusts or other agreements or understandings with respect to the voting of any AIM Shares to which AIM or Subco is a party;

(ii)	securities issued by AIM or Subco that are convertible into or exchangeable for any AIM Shares;

(iii)	agreements, options, warrants, or other rights capable of becoming agreements, options or warrants to purchase or subscribe for any AIM Shares or securities convertible into or exchangeable or exercisable for any such shares, in each case granted, extended or entered into by AIM or Subco;

(iv)	agreements of any kind to which either AIM or Subco is party relating to the issuance or sale of any AIM Shares, or any securities convertible into or exchangeable or exercisable for any AIM Shares or requiring AIM to qualify securities of for distribution by prospectus under Canadian Securities Laws; or

(v)	agreements of any kind which may obligate AIM to issue or purchase any of its securities.

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4.12	Environmental Matters

Each of AIM and Subco is in compliance with all applicable Environmental Laws and has not violated, at any time, any environmental laws. All operations of AIM, past or present, conducted on any real property, leased or owned by AIM or any entity in which AIM directs or indirectly has any interest, past or present, and such properties themselves while occupied by AIM or any entity in which AIM directs or indirectly has any interest, have been and are in compliance with all Environmental Laws. AIM is not is the subject of: (i) any proceeding, application, order or directive which relates to any environmental, health or safety matter; or (ii) any demand or notice with respect to any Environmental Laws, and no set of circumstances exists pursuant to which AIM may, directly or indirectly, have any liability for any such matters. AIM has no reclamation obligations and is not required to make any reserves for reclamation obligations pursuant to IFRS. Neither AIM nor any entity in which AIM has, directly or indirectly, had any interest, has caused or permitted the release of any hazardous substances on or to any of the assets or any other real property owned or leased or occupied, either past or present, (including underlying soils and substrata, surface water and groundwater) in such a manner as: (A) would be reasonably likely to impose liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property; (B) would be reasonably likely to result in imposition of a Lien, charge or other encumbrance on or the expropriation of any of the assets; or (C) at levels which exceed remediation and/or reclamation standards under any Environmental Laws or standards published or administered by those Governmental Authorities responsible for establishing or applying such standards. There is no environmental liability or factors likely to give rise to any environmental liability (i) affecting AIM; or (ii) retained in any manner by AIM in connection with any activities conducted prior to the date hereof.

4.13	Licence and Title

AIM is the absolute legal and beneficial owner of, and has good and marketable title to, all of its property or assets (real and personal, tangible and intangible, including leasehold interests) including all the properties and assets reflected in the balance sheet forming part of AIM’s financial statements for the year ended August 31, 2017, except as indicated in the notes thereto, and such properties and assets are not subject to any mortgages, Liens, charges, pledges, security interests, claims, demands or defect in title of any kind except as is reflected in the balance sheets forming part of such financial statements and in the notes thereto and AIM owns, possesses, or has obtained and is in compliance in all material respects with, all licences, permits, certificates, orders, grants and other authorizations of or from any Governmental Authority necessary to conduct its business as currently conducted, in accordance in all material respects with applicable Laws.

4.14	Indebtedness

As at the date of this Agreement, no indebtedness for borrowed money was owing or guaranteed by AIM or Subco and neither AIM nor Subco has any Liabilities (contingent or otherwise) other than obligations for the payment of Liabilities set out in Schedule 4.14 and those incurred in the ordinary course of business and in connection with the Business Combination.

4.15	Undisclosed Liabilities

There are no Liabilities of AIM, Subco or Amalco of any kind whatsoever, whether or not accrued and whether or not determined or determinable, in respect of which either AIM or Subco may become liable on or after the consummation of the transactions contemplated hereby other than the Liabilities set out in Schedule 4.14 and those incurred in the ordinary course of business and in connection with the Business Combination.

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4.16	Due Diligence Investigations

All information relating to the business, assets, liabilities, properties, capitalization or financial condition of AIM or Subco provided by AIM or its Representatives to Acreage, Finco, USCo1 or USCo2 is true, accurate and complete in all material respects and AIM has not omitted to disclose in writing and provide materials in respect of any material fact or which would otherwise cause information provided to be untrue or incomplete.

4.17	Brokers

Neither AIM nor Subco or, to the knowledge of AIM, any of their respective Associates, Affiliates or Representatives have retained any broker or finder in connection with the transactions contemplated hereby, nor have any of the foregoing incurred any Liability to any broker or finder by reason of any such transaction.

4.18	Anti-Bribery Laws

Neither AIM nor Subco nor to the knowledge of AIM or Subco, any Representative of the foregoing, has (i) violated any anti-bribery or anti-corruption laws applicable to AIM or Subco, including but not limited to the U.S. Foreign Corrupt Practices Act and Canada’s Corruption of Foreign Public Officials Act, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any Representative of AIM or Subco in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person, in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither AIM nor Subco nor to the knowledge of AIM, any director, officer, employee, consultant, Representative or agent of foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded AIM or Subco or any director, officer, employee, consultant, Representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption Laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such Laws, or received any notice, request, or citation from any person alleging non-compliance with any such Laws.

ARTICLE V

CONDITIONS TO OBLIGATIONS OF AIM

5.1	Conditions Precedent to Completion of the Business Combination

The obligation of AIM and Subco to complete the Business Combination is subject to the satisfaction of the following conditions on or prior to the Effective Date, each of which may be waived by AIM and Subco:

(a)	The representations and warranties of Acreage and Finco set forth in Article II and Article III qualified as to materiality shall be true and correct, and the representations and warranties not so qualified shall be true and correct in all material respects as of the date of this Agreement and on the Effective Date as if made on the Effective Date, except for such representations and warranties made expressly as of a specified date which shall be true and correct in all material respects as of such date.

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(b)	Acreage and Finco shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by them prior to or on the Effective Date and AIM shall have received a certificate signed on behalf of Acreage by an executive officer thereof to such effect dated as of the Effective Date.

(c)	There shall not have occurred any Material Adverse Change in Acreage since the date of this Agreement.

(d)	The AIM Shareholders shall have approved the matters set out in the AIM Circular at the AIM Meeting.

(e)	Completion of the Financing by Finco.

ARTICLE VI

CONDITIONS TO OBLIGATIONS OF ACREAGE, FINCO, USCO1 AND USCO2

6.1	Conditions Precedent to Completion of the Business Combination

The obligation of Acreage, Finco, USCo1 and USCo2 to complete the Business Combination is subject to the satisfaction of the following conditions on or prior to the Effective Date, each of which may be waived by Acreage:

(a)	The representations and warranties of AIM and Subco set forth in Article IV qualified as to materiality shall be true and correct, and the representations and warranties not so qualified shall be true and correct in all material respects as of the date hereof and on the Effective Date as if made on the Effective Date, except for such representations and warranties made expressly as of a specified date which shall be true and correct in all material respects as of such date.

(b)	AIM and Subco shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by AIM and Subco, respectively, prior to or on the Effective Date and Acreage shall have received certificates signed on behalf of AIM and Subco, respectively, by an executive officer thereof to such effect dated as of the Effective Date.

(c)	There shall not have occurred any Material Adverse Change to AIM or Subco since the date of this Agreement.

(d)	The AIM Shareholders shall have approved the matters set out in the AIM Circular at the AIM Meeting, including the approval of the Continuance, Name Change, Consolidation, the Share Amendments, the Subdivision, the election of the New Board of Directors and the election of the new auditors.

(e)	The AIM Shareholders shall have approved all matters necessary for or ancillary to, the completion of the transactions and the CSE listing.

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(f)	AIM shall have completed and filed all necessary documents in accordance with the BCBCA in respect of the matters set out in the AIM Circular to be approved at the AIM Meeting and the Name Change shall be effective.

(g)	All of the current directors and officers of AIM and Subco shall have resigned without payment by or any liability to AIM, Acreage, Finco, Subco or Amalco, and each such director and officer shall have executed and delivered a release in favour of AIM, Subco, Acreage, Finco and Amalco, in a form acceptable to Acreage, acting reasonably.

(h)	The Consolidation shall have been completed in a manner satisfactory to Acreage, Finco, USCo1 and USCo2.

(i)	The securityholders of Acreage shall have entered into a contribution agreement providing for the contribution of their interests to USCo1 and/or USCo2 to the extent contemplated herein.

(j)	Acreage shall be satisfied in its sole discretion that at the time of the completion of the Business Combination AIM and Subco have no Liabilities other than those made in connection with the Business Combination and agreed to be paid by Acreage pursuant to Section 10.2.

ARTICLE VII

COVENANTS

7.1	Covenants of AIM

(a)	AIM covenants and agrees with Acreage that AIM will not, from the date of execution hereof to and including the Effective Date, except with the prior written consent of Acreage or otherwise contemplated herein, which consent shall be in the sole discretion of Acreage and may be unreasonably withheld:

(i)	issue any securities, other than AIM Shares issuable upon the due and proper exercise of the AIM Stock Options, AIM Warrants, AIM Convertible Debenture or in connection with the settlement of any outstanding debts;

(ii)	split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance or distribution of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for the Subdivision, Share Amendments and Consolidation;

(iii)	incur any expenditures, other than in connection with the matters contemplated herein, public company requirements, including the holding of the AIM Meetings;

(iv)	declare or pay any dividends or distribute any of its properties or assets to any Person;

(v)	enter into any contracts other than in connection with the transactions contemplated herein;

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(vi)	alter or amend its articles or by-laws, except as contemplated in the Reorganization;

(vii)	acquire, directly or indirectly, any assets, including but not limited to securities of any other company; and

(viii)	incur or commit to incur any indebtedness for borrowed money or issue any debt securities; and

(b)	From the date hereof to and including the Effective Date, AIM will, and will cause Subco to:

(i)	use all commercially reasonable efforts to obtain all necessary consents, assignments or waivers from third parties and amendments or terminations to any instrument or agreement and take such other measures as may be necessary or desirable to fulfil its obligations under and to carry out the transactions contemplated by this Agreement;

(ii)	make other necessary filings and applications under applicable federal and provincial Laws required on the part of AIM and Subco in connection with the transactions contemplated in this Agreement, including properly filing all materials and taking all steps necessary to obtain the approval to list the Subordinate Voting Shares on the CSE immediately following the Business Combination;

(iii)	use all commercially reasonable efforts to conduct its affairs so that all of the AIM and Subco representations and warranties contained herein shall be true and correct on and as of the Effective Date as if made on the Effective Date, except to the extent that such representations and warranties require modification to give effect to the transactions contemplated herein;

(iv)	take all steps, and provide all assistance, as reasonably requested by Acreage (and at Acreage’s cost) to complete the dissolution of Applied Inventions Management Corp. USA and Tour Technologies Inc.; and

(v)	notify Acreage immediately upon becoming aware that any of the representations and warranties of AIM contained herein are no longer true and correct in any material respect.

ARTICLE VIII

MUTUAL CONDITIONS PRECEDENT

8.1	Mutual Conditions Precedent

The obligations of AIM, Subco, Acreage, Finco, USCo1 and USCo2 to complete the Business Combination are subject to the satisfaction of the following conditions on or prior to the Effective Date, each of which may be waived only with the consent in writing of AIM and Acreage:

(a)	all consents, waivers, permits, exemptions, orders, consents and approvals required to permit the completion of the Business Combination, the failure of which to obtain, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Acreage or AIM or materially impede the completion of the Business Combination, shall have been obtained;

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(b)	no temporary restraining order, preliminary injunction, permanent injunction or other order preventing the consummation of the Business Combination shall have been issued by any federal, state, or provincial court (whether domestic or foreign) having jurisdiction and remain in effect;

(c)	the Subordinate Voting Shares to be issued pursuant to the Business Combination shall have been conditionally approved for listing on the CSE, subject to standard conditions on the Effective Date or as soon as practicable thereafter;

(d)	on the Effective Date, no cease trade order or similar restraining order of any other provincial securities administrator relating to the AIM Shares, the Subordinate Voting Shares, the Multiple Voting Shares, the Proportionate Voting Shares, the Finco Shares, the Acreage membership units or the Amalco Shares shall be in effect;

(e)	there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity, before any court or Governmental Authority, agency or tribunal, domestic or foreign, that has a significant likelihood of success, seeking to restrain or prohibit the consummation of the Business Combination or any of the other transactions contemplated by this Agreement or seeking to obtain from AIM, Subco or Finco any damages that are material in relation to AIM, Subco and Finco and their subsidiaries taken as a whole;

(f)	the distribution of Amalco Shares, Subordinate Voting Shares, Multiple Voting Share and Proportionate Voting Shares pursuant to the Business Combination shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Law either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons) or pursuant to section 2.6 of National Instrument 45-102 - Resale of Securities of the Canadian Securities Administrators); and

(g)	this Agreement shall not have been terminated in accordance with its terms.

ARTICLE IX

CLOSING

9.1	Closing

The Closing shall take place at the offices of Acreage’s counsel, DLA Piper (Canada) LLP at 8:00 a.m. (Toronto time) on the Effective Date or on such other date and time as Acreage and AIM may agree.

9.2	Termination of this Agreement

This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters set out in the AIM Circular by the AIM Shareholders or any other matters presented in connection with the Business Combination:

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(a)	by mutual written consent of the Parties;

(b)	by AIM or Acreage if there has been a breach of any of the representations, warranties, covenants and agreements on the part of the other Party (the “Breaching Party”) set forth in this Agreement, which breach has or is likely to result in the failure of the conditions set forth in Section 5.1, 6.1 or 7.1, as the case may, to be satisfied and in each case has not been cured within ten (10) Business Days following receipt by the Breaching Party of written notice of such breach from the non-breaching Party (the “Non-

Breaching Party”); or

(c)	by any Party if any permanent order, decree, ruling or other action of a court or other competent authority restraining, enjoining or otherwise preventing the consummation of the Business Combination shall have become final and non-appealable;

9.3	Survival of Representations and Warranties; Limitation

The representations and warranties set forth in herein shall expire and be terminated on the earlier of the Effective Date or the termination of this Agreement.

ARTICLE X

MISCELLANEOUS

10.1	Further Actions

Each of the Parties shall use its commercially reasonable efforts to properly satisfy all of the conditions set out in this Agreement, take all actions to cause the transactions contemplated herein to be implemented and not take any action that would, directly or indirectly, cause any of the conditions set out in this Agreement to fail to be satisfied at or prior to the Effective Time. From time to time, as and when requested by any Party, the other Parties shall execute and deliver, and use all commercially reasonable efforts to cause to be executed and delivered, such documents and instruments and shall take, or cause to be taken, such further or other actions as may be reasonably requested in order to:

(a)	carry out the intent and purposes of this Agreement;

(b)	effect the Amalgamation (or to evidence the foregoing); and

(c)	consummate and give effect to the other transactions, covenants and agreements contemplated by this Agreement.

10.2	Transaction Costs

Each of the Parties shall be responsible for its own costs incurred in connection with the transactions contemplated herein, provided; however, that Acreage agrees to pay certain AIM costs and expenses as set out in the Letter of Intent and to make certain payments to AIM as contemplated by, in accordance with and subject to the provisions of, Section 16 of the Letter of Intent.

10.3	U.S. Federal Law Exclusions

Notwithstanding anything in this Agreement or the other documents contemplated hereby to the contrary, neither Acreage nor Finco, nor any of their directors, officers, shareholders, employees, affiliates or other agents make any representation or warranty, whether express or implied, written or oral, on behalf of Acreage or Finco as to the applicability of and compliance with United States federal Law dealing with the possession, use, cultivation, and/or transfer of cannabis (i.e., marijuana) and any related drug paraphernalia (including but not limited to Title 21 of the United States Code, the U.S. Controlled Substances Act, and 26 U.S.C. § 280E) as it relates to the Acreage or any of its subsidiaries or affiliates or their assets or the transactions contemplated by this Agreement.

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10.4	Entire Agreement

This Agreement, which includes the Schedules hereto and the other documents, agreements, and instruments executed and delivered pursuant to or in connection with this Agreement, contains the entire Agreement between the Parties with respect to matters dealt within herein and, except as expressly provided herein, supersedes all prior arrangements or understandings with respect thereto, including the Letter of Intent.

10.5	Descriptive Headings

The descriptive headings of this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

10.6	Notices

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by electronic mail, nationally recognized overnight courier, or registered or certified mail, postage prepaid, addressed as follows:

(a)	If to AIM:
Applied Inventions Management Corp.
1 Adelaide Street East, Suite 801
Toronto, ON M5C 2V9

	Attention:	Michael Stein
	E-mail:	michael.stein@rogers.com

with a copy (which shall not constitute notice) to:
WeirFoulds LLP
66 Wellington Street West, Suite 4100
P.O. Box 35, TD Bank Tower
Toronto, ON M5K 1B7

Attention:	Michael Dolphin
E-mail:	mdolphin@weirfoulds.com

(b)	If to Acreage, Finco, USCo1 or USCo2:
High Street Capital Partners, LLC
366 Madison Avenue, 11th Floor
New York, NY 10017

	Attention:	James Doherty
	E-mail:	j.doherty@acreageholdings.com

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with a copy (which shall not constitute notice) to:
DLA Piper (Canada) LLP
Suite 6000, 1 First Canadian Place
PO Box 367, 100 King St W.
Toronto, ON M5X 1E2

Attention:	Robert Fonn
Email:	Robert.Fonn@dlapiper.com

Any such notices or communications shall be deemed to have been received: (i) if delivered personally or sent by nationally recognized overnight courier or by electronic mail, on the date of such delivery; or (ii) if sent by registered or certified mail, on the third Business Day following the date on which such mailing was postmarked. Any Party may by notice change the address to which notices or other communications to it are to be delivered or mailed.

10.7	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal laws of Canada applicable therein, but references to such laws shall not, by conflict of laws, rules or otherwise require application of the law of any jurisdiction other than the Province of Ontario and the Parties hereby further irrevocably attorn to the jurisdiction of the Courts of the Province of Ontario in respect of any matter arising hereunder or in connection with the transactions contemplated in this Agreement.

10.8	Enurement and Assignability

This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns, provided that this Agreement shall not be assignable otherwise than by operation of law by any Party without the prior written consent of the other Parties, and any purported assignment by any Party without the prior written consent of the other Parties shall be void.

10.9	Confidentiality

The Parties agree that no disclosure or announcement, public or otherwise, in respect of the Business Combination, this Agreement or the transactions contemplated herein shall be made by any Party or its Representatives without the prior agreement of the other Parties as to timing, content and method, hereto, provided that the obligations herein will not prevent any Party from making, after consultation with the other Parties, such disclosure as its counsel advises is required by applicable Law or the rules and policies of the CSE (or any other relevant stock exchange). If any of AIM, Acreage, Finco, USCo1, USCo2 or Subco is required by applicable Law or regulatory instrument, rule or policy to make a public announcement with respect to the Business Combination, such Party hereto will provide as much notice to the other of them as reasonably possible, including the proposed text of the announcement.

Except as and only to the extent required by applicable Law, the Receiving Party will not disclose or use, and it will cause its Representatives not to disclose or use, any Confidential Information furnished by a Disclosing Party or its Representatives to the Receiving Party or its Representatives at any time or in any manner, other than for the purposes of evaluating the Business Combination.

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10.10	Remedies

The Parties acknowledge that an award of money damages may be inadequate for any breach of the obligations undertaken by the Parties and that the Parties shall be entitled to seek equitable relief, in addition to remedies at law. In the event of any action to enforce the provisions of this Agreement, each of the Parties waive the defense that there is an adequate remedy at law. Without limiting any remedies any Party may otherwise have, in the event any Party refuses to perform its obligations under this Agreement, the other Party shall have, in addition to any other remedy at law or in equity, the right to specific performance.

10.11	Waivers and Amendments

Any waiver of any term or condition of this Agreement, or any amendment or supplementation of this Agreement, shall be effective only if in writing. A waiver of any breach or failure to enforce any of the terms or conditions of this Agreement shall not in any way affect, limit, or waive a Party’s rights hereunder at any time to enforce strict compliance thereafter with every term or condition of this Agreement.

10.12	Illegalities

In the event that any provision contained in this Agreement shall be determined to be invalid, illegal, or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and the remaining provisions of this Agreement shall not, at the election of the Party for whose benefit the provision exists, be in any way impaired.

10.13	Currency

Except as otherwise set forth herein, all references to amounts of money in this Agreement are to Canadian Dollars.

10.14	Counterparts

This Agreement may be executed in counterparts by original or facsimile signature, each of which will be an original as regards any party whose signature appears thereon and all of which together will constitute one and the same instrument. This Agreement will become binding when one or more counterparts hereof, individually or taken together, bears the signatures of all the parties reflected hereon as signatories.

[REMAINDER OF THE AGREEMENT IS INTENTIONALLY BLANK]

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IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the day and year first above written.

APPLIED INVENTIONS MANAGEMENT
CORP.

By:	“Michael Stein”

Name: Michael Stein
Title: Director

HIGH STREET CAPITAL PARTNERS, LLC
by its managing member, HIGH STREET
CAPITAL PARTNERS MANAGEMENT, LLC

By:	“Kevin Murphy”

Name: Kevin Murphy
Title: Managing Member

ACREAGE FINCO B.C. LTD.

By:	“Kevin Murphy”

Name: Kevin Murphy
Title: President

HSCP MERGER CORP.

By:	“Michael Stein”

Name: Michael Stein
Title: President

ACREAGE HOLDINGS AMERICA, INC.

By:	“Kevin Murphy”

Name: Kevin Murphy
Title: Chief Executive Officer

ACREAGE HOLDINGS WC, INC.

By:	“George Allen”

Name: George Allen
Title: President

SCHEDULE A DEFINITIONS

“Acreage Convertible Notes” means the convertible notes currently exercisable to acquire approximately 6.6 million Class A membership units in Acreage.

“Acreage Convertible Securities” means, collectively, the Acreage Warrants and the Acreage Convertible Notes.

“Acreage Founder” means Kevin Murphy.

“Acreage Group” means and includes Acreage and all other Acreage Group Members.

“Acreage Group Member” means and includes Acreage and any other corporation, joint venture, partnership or company in which Acreage beneficially owns or controls, directly or indirectly, more than 50% of the equity, voting rights, profit interest, capital or other similar interest thereof.

“Acreage Profit Interests” means the outstanding profit interest units (C-1 Units) in Acreage Holdings.

“Acreage Warrants” means the outstanding warrants to acquire Class A units of Acreage.

“Affiliate” has the meaning ascribed to such term in National Instrument 45-106 - Prospectus Exemptions of the Canadian Securities Administrators.

“Agreement” means this Business Combination Agreement, as it may be amended or supplemented at any time and from time to time after the date hereof.

“Amalco” means the corporation resulting from Amalgamation.

“Amalco Shares” means common shares in the capital of Amalco.

“Amalgamation” means an amalgamation of Subco and Finco pursuant to Section 269 of the BCBCA, on the terms and subject to the conditions set out in the Amalgamation Agreement and this Agreement, subject to any amendments or variations thereto made in accordance with the provisions of the Amalgamation Agreement and this Agreement.

“Amalgamation Agreement” means the amalgamation agreement in the form attached hereto as Schedule B to be entered into among Subco and Finco pursuant to Section 269 of the BCBCA, to effect the Amalgamation.

“Amalgamation Application” means the Form 13 to be jointly completed and filed by AIM and Finco with the Registrar of Companies under the BCBCA, substantially in the form set forth in Schedule B hereto giving effect to the Amalgamation of Subco and Finco upon and subject to the terms of this Agreement.

“Associate” has the meaning ascribed to such term in the Securities Act (British Columbia).

“AIM” means Applied Inventions Management Corp., a corporation existing under the laws of the Province of Ontario.

“AIM Broker Warrants” means warrants to acquire securities of AIM to be issued to former holders of Finco Broker Warrants, which warrants will be substantially on the same terms and conditions as the Finco Broker Warrants except for the right to receive Subordinate Voting Shares in lieu of common shares of Finco upon, among other things, payment of the applicable exercise price.

“AIM Circular” means the management information circular of AIM in respect of a special meeting of shareholders to be held on November 6, 2018, as the same may be amended or supplemented in accordance with this agreement from time to time.

“AIM Convertible Debenture” means the convertible debenture issued to Michael Stein in the principal amount of $414,642 which was issued on April 27, 2016 and amended on May 22, 2018.

“AIM Meeting” means the special meeting of the AIM Shareholders to be held on November 6, 2018 to approve the matters set out in the AIM Circular, which shall include the Continuance, the Name Change, the changes to the board of directors of AIM contemplated herein, the Subdivision, the Share Amendments and the appointment of new auditors, and any and all adjournments or postponements of such meeting.

“AIM Securities Documents” has the meaning ascribed to such term in Section 4.4(a).

“AIM Shareholders” means the holders of AIM Shares.

“AIM Shares” means, collectively, the Class A subordinate voting shares, the Class B multiple voting shares and the Class C preferred shares in the capital of AIM prior to giving effect to the Consolidation, the Subdivision and the Share Amendments.

“AIM Stock Options” means the 750,000 outstanding stock options to acquire Class A subordinate voting shares of AIM.

“AIM Warrants” means the 6,700,260 outstanding warrants to acquire Class A subordinate voting shares of AIM.

“BCBCA” means the Business Corporations Act (British Columbia), as amended.

“Breaching Party” has the meaning ascribed to such term in Section 9.2(b).

“Business Combination” means the completion of the steps set out in Article I on the basis set out in this Agreement.

“Business Day” means any day other than a Saturday or Sunday or other day on which Canadian Chartered Banks located in the City of Toronto or the City of Vancouver are required or permitted to close.

“Canadian Resident Shareholder” means a beneficial holder of shares of USCo1 who, for purposes of the ITA is either resident in Canada or a “Canadian partnership”.

“Canadian Securities Laws” means the Securities Act (or equivalent legislation) in each of the provinces and territories of Canada and the respective regulations under such legislation together with applicable published rules, regulations, policy statements, national instruments and memoranda of understanding of the Canadian Provincial Securities Administrators and the securities regulatory authorities in such provinces and territories.

“Certificate of Amalgamation” means the certificate of amalgamation to be used by the Registrar of Companies under the BCBCA pursuant to section 281 of the BCBCA following the following the filing of the Amalgamation Application.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Confidential Information” means any information concerning the Disclosing Party or its business, properties and assets made available to the Receiving Party; provided that it does not include information which: (a) is generally available to or known by the public other than as a result of improper disclosure by the Receiving Party or pursuant to a breach of Section 10.9 by the Receiving Party; (b) is obtained by the Receiving Party from a source other than the Disclosing Party, provided that, to the reasonable knowledge of the Receiving Party, such source was not bound by a duty of confidentiality to the Disclosing Party or another party with respect to such information; (c) is developed by the Receiving Party independently of any disclosure by the Disclosing Party; or (d) was in the Receiving Party’s possession prior to its disclosure by the Disclosing Party.

“Consolidation” means the consolidation of: (i) the Class A subordinate voting shares on the basis of one Subordinate Voting Share for up to 350 existing Class A subordinate voting shares; and (ii) the post- Subdivision Class B multiple voting shares on the basis of one Subordinate Voting Share for up to 350 existing post- Subdivision Class B multiple voting shares, with such number of existing Class A subordinate voting shares and post- Subdivision Class B multiple voting shares to be fixed by the board of directors of AIM such that the aggregate number of Class A subordinate voting shares together with the post- Subdivision Class B multiple voting shares shall have a value (based on the offering price of the Subscription Receipts) of $1,500,000.

“Continuance” means the continuance of AIM from a corporation governed by the OBCA to a corporation governed by the BCBCA.

“Contract” means any contract, lease, agreement, instrument, license, commitment, order, or quotation, written or oral.

“CSE” means the Canadian Securities Exchange.

“Disclosing Party” means any Party or its representatives disclosing Confidential Information to the Receiving Party.

“Effective Date” has the meaning ascribed to such term in Section 1.6(f).

“Effective Time” means the time of filing of the Amalgamation Application with the British Columbia Registrar of Companies under the BCBCA on the Effective Date.

“Employee Plans” means all plans, arrangements, agreements, programs, policies or practices, whether oral or written, formal or informal, funded or unfunded, maintained for employees, including, without limitation:

(a)	any employee benefit plan or material fringe benefit plan;

(b)	any retirement savings plan, pension plan or compensation plan, including, without limitation, any defined benefit pension plan, defined contribution pension plan, group registered retirement savings plan or supplemental pension or retirement income plan;

(c)	any bonus, profit sharing, deferred compensation, incentive compensation, stock compensation, stock purchase, hospitalization, health, drug, dental, legal disability, insurance (including without limitation unemployment insurance), vacation pay, severance pay or other benefit plan, arrangement or practice with respect to employees or former employees, individuals working on contract, or other individuals providing services of a kind normally provided by employees; and

(d)	where applicable, all statutory plans, including, without limitation, the Canada or Québec Pension Plans.

“Environmental Laws” means Laws regulating or pertaining to the generation, discharge, emission or release into the environment (including without limitation ambient air, surface water, groundwater or land), spill, receiving, handling, use, storage, containment, treatment, transportation, shipment, disposition or remediation or clean-up of any Hazardous Substance, as such Laws are amended and in effect as of the date hereof.

“Financing” means the private placement of Subscription Receipts prior to the Effective Date.

“Finco Broker Warrants” means warrants to acquire securities of Finco granted to certain agents as compensation pursuant to the Financing.

“Finco Shareholders” means the holders of the issued and outstanding Finco Shares.

“Finco Shares” means the common shares in the capital of Finco.

“Future USCo2 Holders” means certain California-resident holders of units of Acreage at the relevant time that will not be participating in the exchange of Acreage units for shares of USCo1 as contemplated in Section 1.4(a)(ii) hereof.

“Government” means:

(e)	the government of Canada, the United States or any other foreign country;

(f)	the government of any Province, State, county, municipality, city, town, or district of Canada, the United States or any other foreign country; and

(g)	any ministry, agency, department, authority, commission, administration, corporation, bank, court, magistrate, tribunal, arbitrator, instrumentality, or political subdivision of, or within the geographical jurisdiction of, any government described in the foregoing clauses (a) and (b), and for greater certainty, includes the CSE.

“Government Official” means:

(h)	any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority;

(i)	any salaried political party official, elected member of political office or candidate for political office; or

(j)	any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses.

“Governmental” means pertaining to any Government.

“Governmental Authority” means and includes, without limitation, any Government or other political subdivision of any Government, judicial, public or statutory instrumentality, court, tribunal, commission, board, agency (including those pertaining to health, safety or the environment), authority, body or entity, or other regulatory bureau, authority, body or entity having legal jurisdiction over the activity or Person in question and, for greater certainty, includes the CSE.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including hydrogen sulphide, arsenic, cadmium, copper, lead, mercury, petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material, substance, pollutant or contaminant regulated or defined pursuant to, or that could result in liability under, any applicable Environmental Law.

“IFRS” means International Financial Reporting Standards.

“Initial Finco Share” means the initial Finco Share issued to the Acreage Founder in connection with the incorporation and organization of Finco.

“ITA” means the Income Tax Act (Canada), as amended and all regulations thereunder.

“Income Tax” means any Tax based on or measured by income (including without limitation, based on net income, gross income, income as specifically defined, earnings, profits or selected items of income, earnings or profits); and any interest, penalties and additions to tax with respect to any such tax (or any estimate or payment thereof).

“Intellectual Property” means all rights to and interests in:

(k)	all business and trade names, logos and designs, brand names and slogans Related to the Business; and

(l)	all inventions, improvements, patents, patent rights, patent applications (including all reissues, divisions, continuations, continuations-in-part and extensions of any patent or patent application), industrial designs and applications for registration of industrial designs Related to the Business.

“knowledge of Acreage” means the actual knowledge of the Acreage Founder, Kevin Murphy, Chief Executive Officer, James Doherty, General Counsel, and Glen Leibowitz, Chief Financial Officer, without additional inquiry.

“Law” means any of the following of, or issued by, any Government, in effect on or prior to the date hereof, including any amendment, modification or supplementation of any of the following from time to time subsequent to the original enactment, adoption, issuance, announcement, promulgation or granting thereof and prior to the date hereof: any statute, law, act, ordinance, code, rule or regulation of any writ, injunction, award, decree, judgment or order.

“Letter of Intent” means the letter of intent, dated July 25, 2018, as amended on August 7, 2018 and August 30, 2018, between Acreage and AIM related to the Business Combination.

“Liability” of any Person means and include:

(m)	any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured;

(n)	any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and

(o)	any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, option, easement, encroachment, right of way, right of first refusal, security interest, encumbrance, claim, lien or charge of any kind.

“Material Adverse Change” or “Material Adverse Effect” means, with respect to any Party any change, event, effect, occurrence or state of facts that has, or could reasonably be expected to constitute a material adverse change in respect of or to have a material adverse effect on, the business, properties, assets, liabilities (including contingent liabilities), results of operations or financial condition of the party and its subsidiaries, as applicable, taken as a whole. The foregoing shall not include any change or effects attributable to: (i) any matter that has been disclosed in writing to the other Party or any of its Advisers by a Party or any of its Advisers in connection with this Agreement; (ii) changes relating to general economic, political or financial conditions; or (iii) relating to the state of securities markets in general.

“Multiple Voting Shares” means the Multiple Voting Shares of AIM having terms and conditions substantially in the form set out in the Articles attached to Schedule B with such amendments as Acreage and AIM may determine, acting reasonably.

“Name Change” means the change of AIM’s name to “Acreage Holdings, Inc.”, or such other name designated by AIM and that is acceptable to the regulatory authorities.

“New AIM Directors” has the meaning ascribed to such term in Section 1.12.

“Non-Breaching Party” has the meaning ascribed to such term in Section 9.2(b).

“OBCA” means the Business Corporations Act (“Ontario”).

“Parties” and “Party” means the parties to this Agreement.

“penalty” means any civil or criminal penalty (including any interest thereon), fine, levy, lien, assessment, charge, monetary sanction or payment, or any payment in the nature thereof, of any kind, required to be made to any Government under any Law.

“Person” means any corporation, partnership, limited liability company or partnership, joint venture, trust, unincorporated association or organization, business, enterprise or other entity; any individual; and any Government.

“Proceeding” means any action, arbitration, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding.

“Proportionate Voting Shares” means the Proportionate Voting Shares of AIM having terms and conditions substantially in the form set out in the Articles attached as Schedule C with such amendments as Acreage and AIM may determine, acting reasonably.

“Receiving Party” means any Party or its representatives receiving Confidential Information from a Disclosing Party.

“Reorganization” has the meaning ascribed to such term in the Recitals.

“Related to the Business” means, directly or indirectly, used in, arising from, or relating in any manner to the business of Acreage.

“Representatives” when used with respect to any Person, shall mean such Person’s directors, officers, employees, representatives, agents, counsel, accountants, advisers, engineers, and consultants.

“Share Amendments” means the amendment to AIM’s current Articles of Incorporation upon the Continuance to: (i) amend the terms of AIM’s Class A Subordinate Voting Shares such that they will have the special rights and restrictions described in Schedule C; (ii) create a new class of shares consisting of an unlimited number of “Multiple Voting Shares” having the special rights and restrictions described in Schedule C; (iii) create a new class of shares consisting of an unlimited number of “Proportionate Voting Shares” having the special rights and restrictions described in Schedule C; (iv) amend the terms of AIM’s existing Class B Multiple Voting Shares such that they will have the same special rights and restrictions as the Subordinate Voting Shares pursuant to (i) above; and (v) delete AIM’s Class C Preference Shares in their entirety, each with such amendments as Acreage and AIM may determine, acting reasonably.

“Share Exchange” has the meaning ascribed to such term in the recitals to this Agreement.

“Subco” means HSCP Merger Corp., a wholly-owned subsidiary of AIM, created for the purpose of effecting the Business Combination.

“Subco Amalgamation Resolution” means the resolution of AIM, as sole shareholder of Subco, approving the Amalgamation and adopting the Amalgamation Agreement.

“Subco Shares” means the common shares in the capital of Subco.

“Subdivision” means the subdivision of the class B multiple voting shares of AIM on the basis that each one (1) class B multiple voting share is subdivided into one and one-half (1.5) class B multiple voting shares.

“Subordinate Voting Shares” means the Subordinate Voting Shares into which AIM’s Class A Subordinate Voting Shares and Class B Multiple Voting Shares will be reclassified, having terms and conditions substantially in the form set out in the Articles attached to Schedule B with such amendments as Acreage and AIM may determine, acting reasonably.

“Subscription Receipt Agreement” means the subscription receipt agreement to be entered into among Finco, Acreage, Canaccord Genuity Corp. and Odyssey Trust Company setting out the terms and conditions of the Subscription Receipts.

“Subscription Receipts” has the meaning ascribed to such term in Section 1.3.

“subsidiary” means, with respect to a specified corporation, any corporation of which more than fifty per cent (50%) of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified corporation, and shall include any corporation in like relation to a subsidiary.

“Tax” means any tax, levy, charge or assessment imposed by or due any Government, together with any interest, penalties, and additions to tax relating thereto, including without limitation, any of the following:

(p)	any Income Tax;

(q)	any franchise, sales, use and value added tax or any license or withholding tax; any payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, alternative or add-on minimum tax; and any customs duties or other taxes;

(r)	any tax on property (real or personal, tangible or intangible, based on transfer or gains);

(s)	any estimate or payment of any of tax described in the foregoing clauses (a) through (d); and

(t)	any interest, penalties and additions to tax with respect to any tax (or any estimate or payment thereof) described in the foregoing clauses (a) through (e).

“Tax Return” means all returns, amended returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority with jurisdiction over the applicable party.

SCHEDULE B

AMALGAMATION AGREEMENT

See attached.

AMALGAMATION AGREEMENT

THIS AGREEMENT is made as of the [t] day of [November] 2018,

AMONG:

ACREAGE FINCO B.C. LTD., a corporation incorporated under the laws of British Columbia

(“Finco”)

AND:

APPLIED INVENTIONS MANAGEMENT CORP., a corporation existing under the laws of the Province of Ontario to be continued as a corporation under the laws of the Province of British Columbia

(“AIM”)

AND:

HSCP MERGER CORP., a corporation incorporated under the laws of British Columbia

(“Subco”)

WHEREAS

A.	Finco and Subco (collectively, the “Companies”), acting under the authority set out in the Business Corporations Act (British Columbia) (the “Act”), have agreed to amalgamate on the terms and conditions set forth herein (the “Amalgamation”); and

B.	Prior to the Amalgamation, (i) AIM is expected to change its name to “Acreage Holdings, Inc.” or such other name designated by the board of directors of AIM, (ii) AIM will restructure its share capital to, among other things, subdivide its class B multiple voting shares on a 1.5 for 1 basis and re-designate its then existing class A subordinate shares and subdivided class B multiple voting shares as “Class A Subordinate Voting Shares” (the “AIM Shares”) and (iii) consolidate the AIM Shares on a [t] to [t] basis; and

C.	Pursuant to the Amalgamation, AIM will issue AIM Shares to the holders of common shares of Finco (the “Finco Shares”).

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual agreements, covenants and conditions contained in this Agreement, each of the parties covenants and agrees with the other as follows:

1.	In this Agreement, the expression “Amalgamated Company” shall mean the company resulting from the Amalgamation.

2.	Each of the Companies agrees to amalgamate under the provisions of the Act and to continue as one company under the terms and conditions set out in this Agreement.

3.	The Amalgamated Company shall be a company under the provisions of the Act.

4.	The name of the Amalgamated Company shall be HSCP Merger Corp.

5.	The Amalgamation Application (including the Notice of Articles of the Amalgamated Company) shall contain the information set out in Schedule 1 to this Agreement and the Articles of the Amalgamated Company shall be in the form set out in Schedule 2 to this Agreement, and the said Articles have been signed by the first director of the Amalgamated Company referred to in Section 7 of this Agreement.

6.	The mailing and delivery addresses of the registered and records offices of the Amalgamated Company, until changed in accordance with the Act, shall be as set out in the Notice of Articles referred to in Section 5 of this Agreement.

7.	The number of directors of the Amalgamated Company, until changed in accordance with the Act and the Articles of the Amalgamated Company, shall be one. The name and prescribed address of the first director of the Amalgamated Company is as follows:

Full Name	Prescribed Address
Kevin P. Murphy	366 Madison Avenue, 11th Floor New York, NY 10017

8.	The sole director shall hold office until he ceases to hold office as specified in the Act, or in the Articles of the Amalgamated Company. The sole director shall carry on and continue the operations of the Amalgamated Company in such manner as he shall determine, subject to and in accordance with the Articles of the Amalgamated Company and the Act.

9.	The full name and office of the first officer of the Amalgamated Company is:

Full Name	Office
Kevin P. Murphy	President

10.	The officer shall hold office at the pleasure of the sole director of the Amalgamated Company.

11.	The issued shares of each of Finco and Subco shall be exchanged as follows:

(a)	each outstanding Finco Share shall be exchanged for one AIM Share, following which such Finco Shares shall be cancelled;

(b)	AIM shall receive one common share of the Amalgamated Company (an “Amalco Share”) for each one common share of Subco (a “Subco Share”) held by AIM, following which all such Subco Shares shall be cancelled; and

(c)	the Amalgamated Company shall issue to AIM one Amalco Share for each one AIM Share issued to the holders of Finco Shares.

12.	After the Amalgamation becomes effective, the shareholders of Finco entitled to receive AIM Shares in exchange for their Finco Shares shall receive a certificate or electronic confirmation representing the number of AIM Shares to which they are so entitled on the basis set out herein.

13.	The financial year-end of the Amalgamated Company shall be December 31, until changed by the directors of the Amalgamated Company.

14.	The property, rights and interests of each of the Companies immediately prior to the Amalgamation shall continue to be the property, rights and interests of the Amalgamated Company, and the Amalgamated Company shall continue to be liable for all the obligations of each of the Companies immediately prior to the Amalgamation.

15.	Each of the Companies may, by special resolution, assent to any alteration or modification of this Agreement which may be necessary or desirable in the opinion of the respective shareholders, as the case may be, of each of the Companies passing such resolution, and all alterations and modifications so assented to shall be binding upon the Companies.

16.	The Amalgamation shall take effect at the time of filing of the amalgamation application with the British Columbia Registrar of Companies (the “Registrar”) if this Agreement has been adopted as required by the Act and all necessary filings have been made with the Registrar and at the records office of the Companies on or before such time, or at such later time and date as may be determined by the directors of the Companies and specified in the amalgamation application when this Agreement has been adopted as required by the Act; provided, however, that if the respective directors of Finco or Subco determine that it is in the best interests of the Companies, or any one of the Companies, not to proceed with the Amalgamation, then Finco or Subco may, by written notice to the other, terminate this Agreement at any time prior to the Amalgamation, and in such event, the Amalgamation shall not take place notwithstanding the fact that this Agreement may have been adopted by the shareholders of the Companies. If this Agreement is not adopted by the shareholders of the Companies as required by the Act, this Agreement shall terminate and become null and void at such time as written notice to that effect is given by Finco or Subco to the other.

17.	If this Agreement is adopted by the shareholders of each of the Companies as required by the Act, the Companies agree that they will file with the Registrar the Amalgamation Application containing the information set out in Schedule 1 to this Agreement.

18.	Each of the parties agrees to do, execute and deliver, and cause to be done, executed and delivered, all such further acts, deeds, documents and instruments as are necessary or desirable to give full force and effect to this Agreement.

[Remainder of page intentionally left blank - signature page follows]

IN WITNESS WHEREOF each of the parties has duly executed this Agreement the day and year first above written.

ACREAGE FINCO B.C. LTD.

Authorized Signatory

APPLIED INVENTIONS MANAGEMENT CORP.

Authorized Signatory

HSCP MERGER CORP.

Authorized Signatory

SCHEDULE 1

AMALGAMATION APPLICATION

(see attached)

BRITISH COLUMBIA | BC Registry Services

AMALGAMATION APPLICATION

FORM 13 – BC COMPANY

Section 275 *Business Corporations Act*

Telephone: 1 877 526-1526
www.bcregistryservices.gov.bc.ca

DO NOT MAIL THIS FORM to BC Registry Services unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires the electronic version of this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FOIPPA): Personal information provided on this form is collected, used and disclosed under the authority of the *FOIPPA* and the *Business Corporations Act* for the purposes of assessment. Questions regarding the collection, use and disclosure of personal information can be directed to the Executive Coordinator of the BC Registry Services at 1 877 526-1526, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A INITIAL INFORMATION – *When the amalgamation is complete, your company will be a BC limited company.*

What kind of company(ies) will be involved in this amalgamation?

(Check all applicable boxes.)

- [x] BC company
- [ ] BC unlimited liability company

B NAME OF COMPANY – *Choose **one** of the following:*

- [x] The name HSCP Merger Corp. ______ is the name reserved for the amalgamated company. The name reservation number is: ______,

OR

- [ ] The company is to be amalgamated with a name created by adding "B.C. Ltd." after the incorporation number,

OR

- [ ] The amalgamated company is to adopt, as its name, the name of one of the amalgamating companies.

The name of the amalgamating company being adopted is:

______

The incorporation number of that company is: ______

Please note: If you want the name of an amalgamating corporation that is a foreign corporation, you must obtain a name approval before completing this amalgamation application.

C AMALGAMATION STATEMENT – *Please indicate the statement applicable to this amalgamation.*

- [ ] **With Court Approval:**
This amalgamation has been approved by the court and a copy of the entered court order approving the amalgamation has been obtained and has been deposited in the records office of each of the amalgamating companies.

OR

- [x] **Without Court Approval:**
This amalgamation has been effected without court approval. A copy of all of the required affidavits under section 277(1) have been obtained and the affidavit obtained from each amalgamating company has been deposited in that company's records office.

FORM 13/WEB Rev. 2014 / 03 / 17 Page 1

D AMALGAMATION EFFECTIVE DATE – *Choose **one** of the following:*

☐ The amalgamation is to take effect at the time that this application is filed with the registrar.

☐ The amalgamation is to take effect at 12:01a.m. Pacific Time on ______ (YYYY / MM / DD) being a date that is not more than ten days after the date of the filing of this application.

☐ The amalgamation is to take effect at ______ ☐ a.m. or ☐ p.m. Pacific Time on ______ (YYYY / MM / DD) being a date and time that is not more than ten days after the date of the filing of this application.

E AMALGAMATING CORPORATIONS

Enter the name of each amalgamating corporation below. For each company, enter the incorporation number. If the amalgamating corporation is a foreign corporation, enter the foreign corporation's jurisdiction and if registered in BC as an extraprovincial company, enter the extraprovincial company's registration number. Attach an additional sheet if more space is required.

NAME OF AMALGAMATING CORPORATION	BC INCORPORATION NUMBER, OR EXTRAPROVINCIAL REGISTRATION NUMBER IN BC	FOREIGN CORPORATION'S JURISDICTION
1. HSCP Merger Corp.	BC1180135	
2. Acreage Finco B.C. Ltd.	BC1176185	
3.		
4.		
5.		

F FORMALITIES TO AMALGAMATION

If any amalgamating corporation is a foreign corporation, section 275 (1)(b) requires an authorization for the amalgamation from the foreign corporation's jurisdiction to be filed.

☐ This is to confirm that each authorization for the amalgamation required under section 275(1)(b) is being submitted for filing concurrently with this application.

G CERTIFIED CORRECT – I have read this form and found it to be correct.

This form must be signed by an authorized signing authority for each of the amalgamating companies as set out in Item E.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED YYYY / MM / DD
1. Kevin P. Murphy	X	
2. Kevin P. Murphy	X	
3.	X	
4.	X	
5.	X	

FORM 13/WEB Rev. 2014 / 03 / 17

Page 2

NOTICE OF ARTICLES

A NAME OF COMPANY

Set out the name of the company as set out in Item B of the Amalgamation Application.

HSCP Merger Corp.

B TRANSLATION OF COMPANY NAME

Set out every translation of the company name that the company intends to use outside of Canada.

C DIRECTOR NAME(S) AND ADDRESS(ES)

Set out the full name, delivery address and mailing address (if different) of every director of the company. The director may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual's residence. The delivery address must not be a post office box. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME	MIDDLE NAME	
Murphy	Kevin	P.	
DELIVERY ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
366 Madison Avenue, 11th Floor, New York	NY	USA	10017
MAILING ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
366 Madison Avenue, 11th Floor, New York	NY	USA	10017

LAST NAME	FIRST NAME	MIDDLE NAME	
DELIVERY ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
MAILING ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**

LAST NAME	FIRST NAME	MIDDLE NAME	
DELIVERY ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
MAILING ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**

LAST NAME	FIRST NAME	MIDDLE NAME	
DELIVERY ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**
MAILING ADDRESS	**PROVINCE/STATE**	**COUNTRY**	**POSTAL CODE/ZIP CODE**

FORM 13/WEB Rev. 2014 / 03 / 17

NOA Page 1

D REGISTERED OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S REGISTERED OFFICE	PROVINCE	POSTAL CODE
2800 Park Place, 666 Burrard Street, Vancouver	BC	V6C 2Z7

MAILING ADDRESS OF THE COMPANY'S REGISTERED OFFICE	PROVINCE	POSTAL CODE
2800 Park Place, 666 Burrard Street, Vancouver	BC	V6C 2Z7

E RECORDS OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S RECORDS OFFICE	PROVINCE	POSTAL CODE
2800 Park Place, 666 Burrard Street, Vancouver	BC	V6C 2Z7

MAILING ADDRESS OF THE COMPANY'S RECORDS OFFICE	PROVINCE	POSTAL CODE
2800 Park Place, 666 Burrard Street, Vancouver	BC	V6C 2Z7

F AUTHORIZED SHARE STRUCTURE

Identifying name of class or series of shares	Maximum number of shares of this class or series of shares that the company is authorized to issue, or indicate there is no maximum number.		Kind of shares of this class or series of shares.			Are there special rights or restrictions attached to the shares of this class or series of shares?	
	THERE IS NO MAXIMUM (✔)	MAXIMUM NUMBER OF SHARES AUTHORIZED	WITHOUT PAR VALUE (✔)	WITH A PAR VALUE OF ($)	Type of currency	YES (✔)	NO (✔)
Common	✔		✔				✔

FORM 13/WEB Rev. 2014 / 03 / 17

NOA Page 2

SCHEDULE 2

ARTICLES OF AMALGAMATION

(see attached)

HSCP MERGER CORP.

(the “Company”)

The Company has as its articles the following articles.

Full name and signature of a director	Date of Signing
________________________________________	_____________________, 2018
Kevin P. Murphy

Incorporation number:

HSCP MERGER CORP.

(the “Company”)

ARTICLES

CAN: 28357429.1

ARTICLE 1  - INTERPRETATION

1.1	Definitions

In these Articles, unless the context otherwise requires:

“Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

“appropriate person” has the meaning assigned in the Securities Transfer Act;

“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

“legal personal representative” means the personal or other legal representative of the shareholder;

“protected purchaser” has the meaning assigned in the Securities Transfer Act;

“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

“registered address” of a director means his or her address as recorded in the Company’s register of directors;

“seal” means the seal of the Company, if any;

“securities legislation” means statutes concerning the regulation of securities markets and trading in securities and the regulations, rules, forms and schedules under those statutes, all as amended from time to time, and the blanket rulings and orders, as amended from time to time, issued by the securities commissions or similar regulatory authorities appointed under or pursuant to those statutes; “Canadian securities legislation” means the securities legislation in any province or territory of Canada and includes the Securities Act (British Columbia); and “U.S. securities legislation” means the securities legislation in the federal jurisdiction of the United States and in any state of the United States and includes the Securities Act of 1933 and the Securities Exchange Act of 1934;

“Securities Transfer Act” means the Securities Transfer Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

“Statutory Reporting Company Provisions” has the meaning assigned in the Act.

1.2	Applicable Definitions and Rules of Interpretation

The definitions in the Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict or inconsistency between a definition in the Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Act will prevail in relation to the use of the terms in these Articles. If there is a conflict between these Articles and the Act, the Act will prevail.

CAN: 28357429.1

ARTICLE 2  - SHARES AND SHARE CERTIFICATES

2.1	Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2	Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Act.

2.3	Shareholder Entitled to Certificate or Acknowledgement

Unless the shares of which the shareholder is the registered owner are uncertificated shares, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgement of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement and delivery of a share certificate or an acknowledgement to one of several joint shareholders or a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

2.4	Delivery by Mail

Any share certificate or non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail, or stolen or is otherwise undelivered.

2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgement on such other terms, if any, as they think fit, cancel the share certificate or acknowledgement and issue a replacement share certificate or acknowledgement, as the case may be.

2.6	Replacement of Lost, Destroyed or Wrongfully Taken Certificate

If a person entitled to a share certificate claims that the share certificate has been lost, destroyed or wrongfully taken, the Company must issue a new share certificate, if that person:

(a)	so requests before the Company has notice that the share certificate has been acquired by a protected purchaser;

(b)	provides the Company with an indemnity bond sufficient in the Company’s judgment to protect the Company from any loss that the Company may suffer by issuing a new certificate; and

(c)	satisfies any other reasonable requirements imposed by the directors.

A person entitled to a share certificate may not assert against the Company a claim for a new share certificate where a share certificate has been lost, apparently destroyed or wrongfully taken if that person fails to notify the Company of that fact within a reasonable time after that person has notice of it and the

CAN: 28357429.1

Company registers a transfer of the shares represented by the certificate before receiving a notice of the loss, apparent destruction or wrongful taking of the share certificate.

2.7	Recovery of New Share Certificate

If, after the issue of a new share certificate, a protected purchaser of the original share certificate presents the original share certificate for the registration of transfer, then in addition to any rights on the indemnity bond, the Company may recover the new share certificate from a person to whom it was issued or any person taking under that person other than a protected purchaser.

2.8	Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as represented by the surrendered share certificate, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.9	Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.8, the amount, if any, determined by the directors, which must not exceed the amount prescribed under the Act.

2.10	Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

ARTICLE 3  -  ISSUE OF SHARES

3.1	Directors Authorized

Subject to the Act and the rights of the holders of issued shares of the Company, if any, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a par value share must be equal to or greater than the par value of the share and may include a premium.

3.2	Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure buyers for shares of the Company.

3.3	Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful in connection with the sale or placement of its securities.

CAN: 28357429.1

3.4	Conditions of Issue

Except as provided for by the Act, no share may be issued until it is fully paid. A share is fully paid when:

(a)	consideration is provided to the Company for the issue of the share by one or more of the following:

(i)	past services performed for the Company;

(ii)	property;

(iii)	money; and

(b)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5	Share Purchase Warrants and Rights

Subject to the Act, the Company may issue share purchase warrants, options and rights (with or without other securities issued or created by the Company) upon such terms and conditions as the directors determine.

ARTICLE 4  - SHARE REGISTERS

4.1	Central Securities Register

The Company must keep or cause to be kept a central securities register in accordance with the Act. The directors may, subject to the Act, appoint an agent to maintain and keep the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as (a) transfer agent for any class or series of its shares, and (b) as registrar for any class or series of its shares. The directors may terminate the appointment of any agent at any time and may appoint another agent in its place.

4.2	Closing Register

The Company must not at any time close its central securities register.

ARTICLE 5  - SHARE TRANSFERS

5.1	Registering Transfers

Subject to Article 27 and the Act, a transfer of a share of the Company must not be registered unless the Company or the transfer agent or registrar for the class or series of shares to be transferred has received:

(a)	a duly signed instrument of transfer in respect of the share;

(b)	in the case of a share certificate that has been issued by the Company in respect of the share to be transferred, that share certificate and a written instrument of transfer (which may be on a separate document or endorsed on the share certificate) made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

(c)	in the case of a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate that has been issued by the Company in respect of the share to be transferred, a written instrument of transfer that directs that the transfer of the shares be registered, made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

CAN: 28357429.1

(d)	in the case of a share that is an uncertificated share, a written instrument of transfer that directs that the transfer of the share be registered, made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person; and

(e)	such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of shares to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, that the written instrument of transfer is genuine and authorized and that the transfer is rightful or to a protected purchaser.

5.2	Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors or the transfer agent for the class or series of shares to be transferred.

5.3	Transferor Remains Shareholder

Except to the extent that the Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4	Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgements deposited with the instrument of transfer:

(a)	in the name of the person named as transferee in that instrument of transfer; or

(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5	Inquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered. No liability will arise relating to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

5.6	Transfer Fee

The directors may impose a transfer registration fee payable to the Company.

CAN: 28357429.1

ARTICLE 6  - TRANSMISSION OF SHARES

6.1	Legal Personal Representative Recognized on Death

In the case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the directors may require the original grant of probate or letters of administration or a court certified copy of them or the original or a court certified or authenticated copy of the grant of representation, will, order or other instrument or other evidence of the death under which title to the shares or securities is claimed to vest.

6.2	Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, if appropriate evidence of appointment or incumbency within the meaning of the Securities Transfer Act has been deposited with the Company.

ARTICLE 7  - ACQUISITION OF COMPANY’S SHARES

7.1	Company Authorized to Purchase or Otherwise Acquire Shares

Subject to Article 7.2, the special rights or restrictions attached to the shares of any class or series of shares and the Act, the Company may, by a directors’ resolution, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

7.2	No Purchase, Redemption or Other Acquisition When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)	the Company is insolvent; or

(b)	making the payment or providing the consideration would render the Company insolvent.

7.3	Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)	is not entitled to vote the share at a meeting of its shareholders;

(b)	must not pay a dividend in respect of the share; and

(c)	must not make any other distribution in respect of the share.

7.4	Redemption

If the Company proposes to redeem some but not all of the shares of any class, the directors may, subject to the special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed are to be selected.

CAN: 28357429.1

ARTICLE 8  - BORROWING POWERS

8.1	Powers of Directors

The Company, if authorized by the directors, may:

(a)	borrow money in the manner and amount on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(b)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

ARTICLE 9  - ALTERATIONS

9.1	Alteration of Authorized Share Structure

Subject to Article 9.2 and the Act, the Company may, by special resolution:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(i)	decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any class or series of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Act;

and, if applicable, alter its Notice of Articles and, if applicable, its Articles, accordingly.

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9.2	Special Rights or Restrictions

Subject to the Act, the Company may by special resolution:

(a)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued;

and alter its Articles and Notice of Articles accordingly.

9.3	Change of Name

The Company may by special resolution authorize an alteration to its Notice of Articles in order to change its name and may, by ordinary resolution or directors’ resolution, adopt or change any translation of that name.

9.4	Other Alterations

If the Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may resolve to alter these Articles by a special resolution.

ARTICLE 10 - MEETINGS OF SHAREHOLDERS

10.1	Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2	Annual General Meeting by Consent Resolutions

If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date selected in the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article select, as the Company’s annual reference date, a date that would be appropriate for the holding of the applicable annual general meeting.

10.3	Calling of Meetings of Shareholders

The directors may, at any time, call a meeting of shareholders to be held at such time and place as may be determined by the directors.

10.4	Notice of Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting and to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

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(a)	if and for so long as the Company is a public company, 21 days; or

(b)	otherwise, 10 days.

10.5	Notice of Resolution to Which Shareholders May Dissent

The Company must send to each of its shareholders whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered that specifies the date of the meeting and contains a statement advising of the right to send a notice of dissent and a copy of the proposed resolution.

10.6	Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of, or to vote at, any meeting of shareholders, and the record date must not precede the date on which the meeting is to be held by more than two months (or four months if the meeting is requisitioned), or by fewer than:

(a)	if and for so long as the Company is a public company, 21 days; or

(b)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7	Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8	Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.9	Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a)	state the general nature of the special business; and

(b)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

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(i)	at the Company’s records office, or at such other reasonably accessible location in British Columbia or by electronic access as is specified in the notice; and

(ii)	during statutory business hours on any one or more specified days before the day set for holding the meeting.

10.10	Shareholder Meetings Outside British Columbia

The directors may determine the location of any general meetings to be held outside British Columbia.

10.11	Notice of Dissent Rights

The minimum number of days, before the date of a meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered, by which a copy of the proposed resolution and a notice of the meeting specifying the date of the meeting and advising of the right to send a notice of dissent is to be sent pursuant to the Act to all shareholders of the Company, whether or not their shares carry the right to vote, is:

(a)	if and for so long as the Company is a public company, 21 days; or

(b)	otherwise, 10 days.

ARTICLE 11 - PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1	Special Business

At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting; and

(b)	at an annual general meeting, all business is special business except for the following:

(i)	business relating to the conduct of or voting at the meeting;

(ii)	consideration of any financial statements of the Company presented to the meeting;

(iii)	consideration of any reports of the directors or auditor;

(iv)	the setting or changing of the number of directors;

(v)	the election or appointment of directors;

(vi)	the appointment of an auditor;

(vii)	the setting of the remuneration of an auditor;

(viii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and

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(ix)	any other business which, under these Articles or the Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2	Special Majority

The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3	Quorum

Subject to the special rights or restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4	One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)	the quorum is one person who is, or who represents by proxy, that shareholder; and

(b)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5	Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.6	Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)	in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved; and

(b)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.7	Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.6(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.8	Persons Entitled to Attend Meeting

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present by the directors or by the chair of the meeting and any persons entitled or required under the Act to be present at the meeting, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at that meeting.

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11.9	Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any;

(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any; or

(c)	if the chair of the board and the president are unwilling, unable or unavailable to act as chair of the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.10	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.11	Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.12	Decisions by Show of Hands or Poll

Subject to the provisions of the Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.13	Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. Unless a poll is directed or demanded, a declaration of the chair that a resolution is carried by the necessary majority or is defeated is conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.14	Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

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11.15	Casting Vote

In the case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.16	Manner of Taking Poll

Subject to Article 11.17, if a poll is duly demanded at a meeting of shareholders:

(a)	the poll must be taken:

(i)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii)	in the manner, at the time and at the place that the chair of the meeting directs; and

(b)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)	the demand for the poll may be withdrawn by the person who demanded it.

11.17	Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.18	Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.19	Shareholder Voting Multiple Shares

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20	No Demand for Poll on Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21	Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of the meeting for a transaction of any business other than the question on which a poll has been demanded.

11.22	Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

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ARTICLE 12 - VOTES OF SHAREHOLDERS

12.1	Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter, has one vote; and

(b)	on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2	Votes of the Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a personal or other legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3	Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(a)	any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)	if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4	Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

12.5	Representative of a Corporate Shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)	for that purpose, the instrument appointing a representative must:

(i)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(ii)	be received, at the meeting, by the chair of the meeting or to a person designated by the chair of the meeting; and

(b)	if a representative is appointed under this Article:

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(i)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6	When Proxy Provisions Do Not Apply to the Company

If and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of these Articles or to which the Statutory Reporting Company Provisions apply, Articles 12.7 to 12.16 apply only insofar as they are not inconsistent with any applicable legislation or any Canadian securities legislation applicable to the Company or any rules of an exchange on which securities of the Company are listed.

12.7	Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint one or more proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8	Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9	When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(b)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting;

(c)	the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting; or

(d)	the Company is a public company or is a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of these Articles or to which the Statutory Reporting Company Provisions apply.

12.10	Deposit of Proxy

A proxy for a meeting of shareholders must:

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(a)	be received at the registered office of the Company or at any other place specified in the notice calling the meeting, for the receipt of proxy, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)	unless the notice provides otherwise, be received, at the meeting, by the chair of the meeting or by a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11	Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	by the chair of the meeting, before the vote is taken.

12.12	Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]

(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned):

Signed [month, day year]

[Signature of shareholder]

[Name of shareholder - printed]

12.13	Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(a)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

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(b)	provided, at the meeting, to the chair of the meeting.

12.14	Revocation of Proxies Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(a)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her personal or other legal representative or trustee in bankruptcy; or

(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15	Chair May Determine Validity of Proxy

The chair of any meeting of shareholders may determine whether or not a proxy deposited for use at the meeting, which may not strictly comply with the requirements of this Article 12 as to form, execution, accompanying documentation, time of filing or otherwise, shall be valid for use at the meeting and any such determination made in good faith shall be final, conclusive and binding upon the meeting.

12.16	Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

ARTICLE 13 - DIRECTORS

13.1	Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Act. The number of directors, excluding additional directors appointed under Article 14.7, is:

(a)	subject to paragraphs (b) and (c), the number of directors that is equal to the number of the Company’s first directors;

(b)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given) of the shareholders; or

(c)	the number of directors set under Article 14.4.

If the Company is a public company, the number of directors must not be less than three.

13.2	Change in Number of Directors

If the number of directors is set under Article 13.1(b):

(a)	the shareholders may elect the directors needed to fill any vacancies in the board of directors that result from that change; and

(b)	subject to Article 14.7, if the shareholders do not elect the directors needed to fill any vacancies in the board of directors that result from that change, the directors may appoint additional directors to fill those vacancies.

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13.3	Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors required by Article 13.1 are in office.

13.4	Qualifications of Directors

A director is not required to hold a share of the Company as qualification for his or her office but must be qualified as required by the Act to become, to act or continue to act as a director.

13.5	Remuneration and Expenses of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration, fixed by the directors, or, at the option of that director, fixed by ordinary resolution and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive. Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

ARTICLE 14 - ELECTION AND REMOVAL OF DIRECTORS

14.1	Election at Annual General Meeting

At every annual general meeting or in the unanimous resolution contemplated by Article 10.2:

(a)	the shareholders entitled to vote at the annual general meeting for the election of directors are entitled to elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

14.2	Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(a)	that individual consents to be a director in the manner provided for in the Act;

(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c)	with respect to the first directors, the designation is otherwise valid under the Act.

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14.3	Failure to Elect or Appoint Directors

If the Company fails to hold an annual general meeting in accordance with the Act, or if the Company fails, at an annual general meeting or in a unanimous resolution contemplated by Article 10.2, to elect or appoint any directors, each director then in office continues to hold office until the earlier of:

(a)	when his or her successor is elected or appointed; and

(b)	when he or she otherwise ceases to hold office under the Act or these Articles.

14.4	Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set, pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5	Vacancies on Board

Any casual vacancy occurring in the board of directors may be filled by the directors or director. If the Company has no directors or fewer directors in office than the number set by these Articles as the necessary quorum for the directors the shareholders may by ordinary resolution appoint or elect directors to fill the vacancies of the board.

14.6	Remaining Directors’ Power to Act

The remaining directors may act notwithstanding any vacancy in the board, but if and so long as the number is reduced below the number fixed pursuant to these Articles as the necessary quorum of directors, the remaining directors may act for the purpose of increasing the number of directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

14.7	Additional Directors

Notwithstanding Articles 13.1 and 13.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article must not at any time exceed:

(a)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article.

Any director so appointed ceases to hold office immediately before the election or appointment of directors under Article 14.1(a), but is eligible for election at the meeting or appointment by unanimous resolution contemplated under Article 14.1(a). If the appointment or election of such directors is made as an additional director, the number of directors is deemed increased accordingly.

14.8	Ceasing to be a Director

A director will cease to be a director when:

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(a)	the term of office of the director expires;

(b)	the director dies, or resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(c)	the director is removed from office pursuant to Article 14.9.

14.9	Removal of Director

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event the shareholders may appoint another individual as director by ordinary resolution to fill the resulting vacancy. If the shareholders do not appoint a director to fill the vacancy thereby created at the meeting at which, or in the consent resolution by which, the director was removed, then either the directors or the shareholders by ordinary resolution may appoint an additional director to fill that vacancy. The directors may remove any director before the expiration of his or her period of office if the director is convicted of an indictable offence or otherwise ceases to qualify as a director and the directors may appoint another person in his or her stead.

ARTICLE 15 - ALTERNATE DIRECTORS

15.1	Appointment of Alternate Directors

Any director (an “appointor”) may by notice in writing received by the Company appoint any person (or “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointing director is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to the appointor within a reasonable time after the delivery of the notice of appointment received by the Company.

15.2	Notice of Meetings

Every alternate director is entitled to notice of meetings of directors or committees of the directors, of which his or her appointor is a member and to attend and vote as a director at a meeting at which his or her appointor is not personally present.

15.3	Alternate for More Than One Director Attending Meeting

A person may be appointed as an alternate director by more than one director, and an alternate director:

(a)	will be counted in determining the quorum for a meeting of directors once for each appointor and, in the case of an appointor who is also a director, once more in that capacity;

(b)	has a separate vote at a meeting of directors for each appointor and, in the case of an appointor who is also a director, an additional vote in that capacity;

(c)	will be counted in determining the quorum for a meeting of a committee of directors once for each appointor who is a member of that committee and, in the case of an appointor who is also a member of that committee as a director, once more in that capacity; and

(d)	has a separate vote at a meeting of a committee of directors for each appointor who is a member of that committee and, in the case of an appointor who is also a member of that committee as a director, an additional vote in that capacity.

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15.4	Consent Resolutions

Every alternate director, if authorized by the instrument appointing him or her, may sign in place of the director who appointed him or her any resolutions submitted to the directors to be consented to in writing.

15.5	Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of a director appointing him or her.

15.6	Revocation of Appointment of Alternate Director

A director may at any time by notice in writing to the Company, revoke the appointment of an alternate appointed by him or her.

15.7	Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(a)	his or her appointor ceases to be a director (and is not promptly re-elected or re- appointed);

(b)	the alternate director dies, or resigns as an alternate director by notice in writing provided to the Company;

(c)	the alternate director ceases to be qualified to act as a director; or

(d)	his or her appointor revokes the appointment of the alternate director.

15.8	Remuneration and Expenses of Alternate Director

An alternate director may be reimbursed by the Company such expenses as might properly be repaid to him or her if he or she were a director and he or she is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

ARTICLE 16 - POWERS AND DUTIES OF DIRECTORS

16.1	Powers of Management

The directors must, subject to the Act and these Articles, manage, or supervise the management of, the affairs and business of the Company and will have the authority to exercise all such powers of the Company as are not, by the Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2	Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument under the seal, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the powers of the directors relating to the constitution of the board of directors and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors think fit, and any such appointment may be made in favour of any corporation, firm or person or body of persons, and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub- delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

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ARTICLE 17 - INTERESTS OF DIRECTORS AND OFFICERS

17.1	Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act.

17.2	Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3	Interested Director Counted in Quorum

A director who has a disclosable interest in a contract or transaction and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4	Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

17.5	Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6	No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as seller, buyer or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7	Professional Services by Director or Officer

Subject to the Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

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17.8	Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

ARTICLE 18 - PROCEEDINGS OF DIRECTORS

18.1	Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, as the board may by resolution from time to time determine.

18.2	Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3	Chair of Meeting

Meetings of directors may be chaired by:

(a)	the chair of the board, if any;

(b)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)	any other director chosen by the directors if:

(i)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4	Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the board of directors or of any committee of the directors in person or by means of conference telephones or, with the consent of the Company, by other communications facilities if all directors participating in the meeting can communicate with each other and provided that all such directors agree to such participation. A director participating in a meeting in accordance with this Article will be deemed to be present at the meeting and to have so agreed and will be counted in the quorum therefor and be entitled to speak and vote and otherwise participate in the meeting in accordance with the Act. A director who participates in a meeting in a manner contemplated by this Article is deemed for all purposes of the Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

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18.5	Calling and Notice of Meetings

A director may, and the secretary or assistant secretary, if any, on request of a director must, call a meeting of the directors at any time.

18.6	Notice of Meetings

Other than for meetings held at regular intervals as determined by the board pursuant to Article 18.1, or as provided in Article 18.7, reasonable notice of each meeting of the directors, specifying the place, day and hour of that meeting must be given to each of the directors and if a director so requires in writing, the alternate director appointed by that director:

(a)	by mail addressed to the director’s address as it appears on the books of the Company or to any other address provided to the Company by the director for this purpose;

(b)	by leaving it at the director’s prescribed address or at any other address provided to the Company by the director for this purpose;

(c)	orally or by telephone, or by delivery of written notice; or

(d)	if agreed by the intended recipient, by e-mail, fax or any other method of legibly transmitting messages agreed to by the intended recipient.

18.7	When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director if:

(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b)	the director has waived notice of the meeting.

18.8	Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

18.9	Waiver of Notice of Meeting

Any director or alternate director of the Company may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until such waiver is withdrawn, no notice need be given to such director or, unless the director otherwise requires in writing to the Company, to his or her alternate director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director. Attendance of a director or alternate director at a meeting of the directors is a waiver of entitlement to notice of the meeting, unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18.10	Quorum

The quorum necessary for the transaction of the business of the directors is two directors or, if the number of directors is one, is one director, and that director may constitute a meeting.

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18.11	Validity of Acts Where Appointment Defective

Subject to the provisions of the Act, all acts done by any director or officer will, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such director or officer, or that they or any of them were disqualified, be as valid as if each such person had been duly elected or appointed and was qualified to be a director or officer.

18.12	Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(a)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(b)	in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who has not made such a disclosure consents in writing to the resolution.

A consent in writing under this Article 18.12 may be by any written instrument, fax, email or any other method of transmitting legibly recorded messages in which the consent of the director is evidenced, whether or not the signature of the director is included in the record. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

ARTICLE 19 - EXECUTIVE AND OTHER COMMITTEES

19.1	Appointment and Powers of Executive Committee

The directors may by resolution appoint an executive committee (the “Committee”) to consist of such director or directors as they think appropriate. Such Committee will have, and may exercise during the intervals between the meetings of the board of directors, all powers of the directors except the power to:

(a)	fill vacancies in the board;

(b)	remove a director;

(c)	change membership of any committees of directors; and

(d)	such other powers, as may be set out in any directors’ resolution.

19.2	Appointment and Powers of Other Committees

The directors may, by resolution:

(a)	appoint one or more committees consisting of the director or directors that they consider appropriate;

(b)	delegate to a committee appointed under paragraph (a) any of the directors’ powers, except:

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(i)	the power to fill vacancies of the board;

(ii)	the power to remove a director;

(iii)	the power to change the membership of, or fill vacancies in, any committee of the board; and

(iv)	the power to appoint or remove officers appointed by the board; and

(c)	make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

19.3	Obligations of Committees

Any committee formed under Article 19.1, in the exercise of the powers delegated to it, must:

(a)	conform to any rules that may from time to time be imposed on it by the directors; and

(b)	report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held after the act or thing has been done or at such time as the directors may require.

19.4	Powers of Board

The board may, at any time:

(a)	revoke or alter the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation, alteration or overriding;

(b)	terminate the appointment of, or change the membership of, a committee; and

(c)	fill vacancies in a committee.

19.5	Committee Meetings

Subject to Article 19.2:

(a)	the members of a directors’ committee may meet and adjourn as they think proper;

(b)	a directors’ committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)	a majority of the members of a directors’ committee constitutes a quorum of the committee; and

(d)	questions arising at any meeting of a directors’ committee are determined by a majority of votes of the members present, and in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

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ARTICLE 20 - OFFICERS

20.1	Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors will determine and the directors may, at any time, terminate any such appointment.

20.2	Functions, Duties and Powers of Officers

The board may, for each officer:

(a)	determine the functions and duties the officer is to perform;

(b)	delegate to the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors determine; and

(c)	from time to time revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3	Qualifications

No officer will be appointed unless that officer is qualified in accordance with the provisions of the Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director will be a director. The other officers need not be directors.

20.4	Remuneration

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits, pensions, gratuity, or otherwise) that the board thinks fit and are subject to termination at the discretion of the board.

ARTICLE 21 - INDEMNIFICATION

21.1	Definitions

In this Article:

(a)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(b)	“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a person to be indemnified under this Article (an “eligible party”) or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director, officer, employee or agent of the company or an associated corporation:

(i)	is or may be joined as a party; or

(ii)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding; and

(c)	“expenses” includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding.

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21.2	Mandatory Indemnification of Directors

Subject to the Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article.

21.3	Permitted Indemnification

Subject to any restrictions in the Act, the Company may indemnify any person.

21.4	Non-Compliance with the Act

The failure of a director or officer of the Company to comply with the provisions of the Act or of the Notice of Articles, these Articles or, if applicable, any former Companies Act or former articles will not invalidate any indemnity to which he or she is entitled under this Article 21.

21.5	Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a)	is or was a director, alternate director, officer, employee or agent of the Company;

(b)	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c)	at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity; or

(d)	at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

21.6	Indemnification of Directors

The directors must cause the Company to indemnify its directors and former directors and their respective heirs and personal or other legal personal representatives to the greatest extent permitted by the Act.

21.7	Deemed Contract

Each person specified in Article 21.2 is deemed to have contracted with the Company on the terms of the indemnity referred to in that Article.

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ARTICLE 22 - DIVIDENDS AND RESERVES

22.1	Declaration of Dividends

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of such dividends, if any, as they may consider appropriate.

22.2	No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.1.

22.3	Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of paid up shares or fractional shares, bonds, debentures or other debt obligations of the Company or any other corporation, or in any one or more of those ways, and, if any difficulty arises in regard to the distribution, the directors may settle the difficulty as they think expedient, and, in particular, may set the value for distribution of specific assets.

22.4	Basis and Payment

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends:

(a)	any dividend declared on shares of any class or series by the directors may be made payable on such date as is fixed by the directors; and

(b)	all dividends on shares of any class or series will be declared and be paid according to the number of such shares held.

22.5	Reserves

The directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves which may, at the discretion of the directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which such funds of the Company may be properly applied, and pending such application such funds may, in the discretion of the directors, either be employed in the business of the Company or be invested in such investments as the directors may from time to time think fit.

22.6	Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other monies payable in respect of the share.

22.7	Dividend Bears No Interest

No dividend will bear interest against the Company.

22.8	Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

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22.9	Payment of Dividends

Any dividend, bonuses or other distribution payable in money in respect of shares may be paid by cheque sent through the post directed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of that one of the joint shareholders who is first named on the central securities register, or to such person and to such address as the shareholder or joint shareholders may direct in writing. Every such cheque must be made payable to the order of the person to whom it is sent. The mailing of such cheque will, to the extent of the sum represented thereby (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend, unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.10	Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing part or all of such retained earnings or surplus so capitalized or any part thereof.

ARTICLE 23 - ACCOUNTING RECORDS AND AUDITOR

23.1	Keeping Documents, Minutes, Etc.

The Company must keep at its records office, or at such other place as the Act may permit, the documents, copies, registers, minutes and other records which the Company is required by the Act to keep at such places. The shareholders, by ordinary resolution, may set restricted hours for access to records in the records office in accordance with the Act.

23.2	Keeping Books of Account

The Company must keep or cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company and in compliance with the provisions of the Act.

23.3	Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by an ordinary resolution, no shareholder of the Company is entitled to inspect the accounting records of the Company.

23.4	Remuneration of Auditor

The directors may set the remuneration of the auditor.

ARTICLE 24 - NOTICES

24.1	Method of Giving Notice

Unless the Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a)	mail addressed to the person at the applicable address for that person as follows:

(i)	for a record mailed to a shareholder, the shareholder’s registered address;

(ii)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class; or

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(iii)	in any other case the mailing address of the intended recipient;

(b)	delivery at the applicable address for that person as follows, addressed to the person:

(i)	for a record delivered to a shareholder, the shareholder’s registered address;

(ii)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class; or

(iii)	in any other case, the delivery address of the intended recipient;

(c)	unless the intended recipient is the auditor of the Company, sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)	unless the intended recipient is the auditor of the Company, sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class; or

(e)	physical delivery to the intended recipient.

24.2	Deemed Receipt

(a)	A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(b)	a record that is faxed to a person referred to in Article 24.1 is deemed to be received by that person on the day it was faxed; and

(c)	a record that was emailed to a person referred to in Article 24.1 is deemed to be received by the person to whom it was emailed on the day it was emailed.

24.3	Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent in accordance with Article 24.1 is conclusive evidence of that fact.

24.4	Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

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24.5	Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)	mailing the record, addressed to them:

(i)	by name, by the title of the legal representative of the deceased or incapacitated shareholder by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)	if an address referred to in Article 24.1(a)(ii) has been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

24.6	Undelivered Notices

If, on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 24.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company will not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

ARTICLE 25 - RECORD DATES

25.1	Fixing Record Date

The directors may fix in advance a date, which must not be more than the maximum number of days permitted by the Act, preceding the date of any meeting of shareholders or any class or series thereof or of the payment of any dividend or of the proposed taking of any other proper action requiring the determination of shareholders, as the record date for the determination of the shareholders entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in these Articles, only shareholders of record on the date so fixed are deemed to be shareholders for the purposes aforesaid.

25.2	If No Record Date Fixed

If no record date is fixed for the determination of shareholders, the date on which the notice is mailed or on which the resolution declaring the dividend is adopted, as the case may be, is the record date for such determination.

ARTICLE 26 - SEAL

26.1	Custody and Use of Seal

The directors may provide a seal for the Company and, if they do so, will provide for its safe custody and it will not be impressed on any instrument except when such impression is attested by the signature or signatures of:

(a)	any two directors;

(b)	any officer together with any director;

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(c)	if the Company has one director, that director; or

(d)	such one or more directors or officers or persons as may be prescribed from time to time by resolution of the directors.

For the purpose of certifying under seal true copies of any resolution or other document, the seal may be impressed on such copy attested by the signature of any one director or officer.

26.2	Signing Authority

In the event that the Company does not have a seal or wishes to execute a document without affixing a seal, any documents requiring signature on behalf of the Company may be signed by any one of the directors or officers of the Company, unless a contrary intention is expressed in a directors’ resolution.

26.3	Mechanical Reproduction of Seal

The directors may authorize the seal to be affixed by third parties to bonds, debentures, share certificates or other securities of the Company as they may determine appropriate from time to time.

ARTICLE 27 - PROHIBITIONS

27.1	Definitions

In this Article:

(a)	“security” has the meaning assigned in the Securities Act (British Columbia); and

(b)	“transfer restricted security” means:

(i)	a share of the Company;

(ii)	a security of the Company convertible into shares of the Company;

(iii)	any other security of the Company which must be subject to restrictions on transfer in order for the Company to satisfy the requirement for restrictions on transfer under the “private issuer” exemption of Canadian securities legislation or under any other exemption from prospectus or registration requirements of Canadian securities legislation similar in scope and purpose to the “private issuer” exemption.

27.2	Consent Required for Transfer of Shares or Transfer Restricted Securities

No share or other transfer restricted security of the Company may be transferred without the previous consent of the directors expressed by a resolution of the board of directors and the directors are not required to give reasons for refusing to consent to such proposed transfer. The foregoing provision does not apply if and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its articles or to which the Statutory Reporting Company Provisions apply.

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SCHEDULE C

ARTICLES UPON CONTINUANCE

See attached.

ACREAGE HOLDINGS, INC.

(the “Company”)

The attached are the Articles of the Company pursuant to Section 302(i)(c) of the Business Corporations Act (British Columbia) following the continuance of the Company into British Columbia on •, 2018.

Full name and signature of a director	Date of Signing
____________________________________________
Signature
Name of Director: _______________________________	●, 2018

Incorporation Number: ●

ACREAGE HOLDINGS, INC.

(THE “COMPANY”)

ARTICLES

- ii -

ARTICLE 30 FORUM SELECTION	44

ARTICLE 1 - INTERPRETATION

1.1	Definitions

In these Articles, unless the context otherwise requires:

(a)	“Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(b)	“appropriate person” has the meaning assigned in the Securities Transfer Act;

(c)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(d)	“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(e)	“legal personal representative” means the personal or other legal representative of the shareholder;

(f)	“protected purchaser” has the meaning assigned in the Securities Transfer Act;

(g)	“registered address” of a shareholder means the shareholder's address as recorded in the central securities register;

(h)	“seal” means the seal of the Company, if any;

(i)	“securities legislation” means statutes concerning the regulation of securities markets and trading in securities and the regulations, rules, forms and schedules under those statutes, all as amended from time to time, and the blanket rulings and orders, as amended from time to time, issued by the securities commissions or similar regulatory authorities appointed under or pursuant to those statutes; “Canadian securities legislation” means the securities legislation in any province or territory of Canada and includes the Securities Act (British Columbia); and “U.S. securities legislation” means the securities legislation in the federal jurisdiction of the United States and in any state of the United States and includes the Securities Act of 1933 and the Securities Exchange Act of 1934;

(j)	“Securities Transfer Act” means the Securities Transfer Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act; and

(k)	“Statutory Reporting Company Provisions” has the meaning assigned in the Act.

1.2	Applicable Definitions and Rules of Interpretation

The definitions in the Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict or inconsistency between a definition in the Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Act will prevail in relation to the use of the terms in these Articles. If there is a conflict between these Articles and the Act, the Act will prevail.

ARTICLE 2 - SHARES AND SHARE CERTIFICATES

2.1	Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2	Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Act. The directors may, by resolution, provide that; (a) the shares of any or all of the classes and series of the Company's shares must be uncertificated shares; or (b) any specified shares must be uncertificated shares. Within reasonable time after the issue or transfer of a share that is an uncertificated share, the Company must send to the shareholder a written notice containing the information required to be stated on a share certificate under the Act.

2.3	Shareholder Entitled to Certificate or Acknowledgment

Unless the shares of which the shareholder is the registered owner are uncertificated shares, each shareholder is entitled, on request, to receive, without charge, (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to a duly acknowledged agent of one of the joint shareholders will be sufficient delivery to all.

2.4	Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail, stolen or otherwise undelivered.

2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(a)	order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(b)	issue a replacement share certificate or acknowledgment, as the case may be.

2.6	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(a)	proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(b)	any indemnity the directors consider adequate.

2.7	Recovery of New Share Certificate

If, after the issue of a new share certificate, a protected purchaser of the original share certificate presents the original share certificate for the registration of transfer, then in addition to any rights on the indemnity, the Company may recover the new share certificate from a person to whom it was issued or any person taking under that person other than a protected purchaser.

2.8	Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.9	Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.8, the amount, if any and which must not exceed the amount prescribed under the Act, determined by the directors.

2.10	Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

2.11	Direct Registration System

For greater certainty, but subject to this Article 2.11, a registered shareholder may have his holdings of shares of the Company evidenced by an electronic, book-based, direct registration system or other non- certificated entry or position on the register of shareholders to be kept by the Company in place of a physical share certificate pursuant to such registration system as may be adopted by the Company, in conjunction with its transfer agent. This Article 2.11 shall be read such that a registered holder of shares of the Company pursuant to any such electronic, book-based, direct registration service or other non- certificated entry or position shall be entitled to all of the same benefits, rights and entitlements and shall incur the same duties and obligations as a registered holder of shares evidenced by a physical share certificate. The Company and its transfer agent may adopt such policies and procedures and require such documents and evidence as they may determine necessary or desirable in order to facilitate the adoption and maintenance of a share registration system by electronic, book-based, direct registration system or other non-certificated means.

ARTICLE 3 - ISSUE OF SHARES

3.1	Directors Authorized

Subject to the Act, the rights of the holders of issued shares of the Company, and Article 27.6(b)(ii), the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share and may include a premium.

3.2	Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3	Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4	Conditions of Issue

Except as provided for by the Act, no share may be issued until it is fully paid. A share is fully paid when:

(a)	consideration is provided to the Company for the issue of the share by one or more of the following:

(i)	past services performed for the Company;

(ii)	property;

(iii)	money; and

(b)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5	Share Purchase Warrants and Rights

Subject to the Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

ARTICLE 4 - SHARE REGISTERS

4.1	Central Securities Register

As required by and subject to the Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2	Closing Register

The Company must not at any time close its central securities register.

ARTICLE 5 - SHARE TRANSFERS

5.1	Registering Transfers

Subject to Article 25 and Article 28.7, no transfer of a share of the Company shall be registered unless the following has been received by the Company:

(a)	in the case of a share certificate that has been issued by the Company in respect of the share to be transferred, that share certificate and a written instrument of transfer made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

(b)	in the case of a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate that has been issued by the Company in respect of the share to be transferred, a written instrument of transfer that directs that the transfer of the shares be registered, made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

(c)	in the case of a share that is an uncertificated share, a written instrument of transfer that directs that the transfer of the share be registered, made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person; and

(d)	such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of shares to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, that the written instrument of transfer is genuine and authorized and that the transfer is rightful or to a protected purchaser.

5.2	Form of Instrument of Transfer

An instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors, or the transfer agent for the class or series of shares to be transferred, from time to time.

5.3	Transferor Remains Shareholder

Except to the extent that the Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4	Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(a)	in the name of the person named as transferee in that instrument of transfer; or

(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5	Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6	Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

ARTICLE 6 - TRANSMISSION OF SHARES

6.1	Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2	Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Act and the directors have been deposited with the Company.

ARTICLE 7 - PURCHASE OF SHARES

7.1	Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Act, the Company may, if authorized by the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2	Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)	the Company is insolvent; or

(b)	making the payment or providing the consideration would render the Company insolvent.

7.3	Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)	is not entitled to vote the share at a meeting of its shareholders;

(b)	must not pay a dividend in respect of the share; and

(c)	must not make any other distribution in respect of the share.

7.4	Redemption

If the Company proposes to redeem some but not all of the shares of any class or series, the directors may, subject to the special rights and restrictions attached to such class or series of shares, decide the manner in which the shares to be redeemed are to be selected.

ARTICLE 8 - BORROWING POWERS

The Company, if authorized by the directors, may:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

ARTICLE 9 - ALTERATIONS

9.1	Alteration of Authorized Share Structure

Subject to Article 9.2 and the Act, the Company may by resolution of the directors:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subject to Article 26.5 and Article 27.5, subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(i)	decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Act.

and, if applicable, alter its Notice of Articles and, if applicable, its Articles, accordingly.

9.2	Special Rights and Restrictions

Subject to the Act, the Company may by special resolution:

(a)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued;

and alter its Articles and Notice of Articles accordingly.

9.3	Change of Name

The Company may by resolution of the directors or by special resolution authorize an alteration to its Notice of Articles in order to change its name and may, by ordinary resolution or directors’ resolution, adopt or change any translation of that name.

9.4	Other Alterations

If the Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

ARTICLE 10 - MEETINGS OF SHAREHOLDERS

10.1	Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2	Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date selected in the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3	Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders, to be held at such time and place as the directors may determine.

10.4	Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

10.5	Notice of Resolution to Which Shareholders May Dissent

The Company must send to each of its shareholders whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered that specifies the date of the meeting and contains a statement advising of the right to send a notice of dissent and a copy of the proposed resolution.

10.6	Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

If no record date is set, the record date is 5:00 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7	Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. If no record date is set, the record date is 5:00 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8	Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.9	Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a)	state the general nature of the special business; and

(b)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)	at the Company's records office, or at such other reasonably accessible location in British Columbia or by electronic access as is specified in the notice; and

(ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

10.10	Location of Annual General Meeting

The Company may by resolution of the directors choose a location outside of British Columbia for the purpose of any general meeting of shareholders.

10.11	Notice of Dissent Rights

The minimum number of days, before the date of a meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered, by which a copy of the proposed resolution and a notice of the meeting specifying the date of the meeting and advising of the right to send a notice of dissent is to be sent pursuant to the Act to all shareholders of the Company, whether or not their shares carry the right to vote, is:

(a)	if and for so long as the Company is a public company, 21 days; or

(b)	otherwise, 10 days.

ARTICLE 11 - PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1	Special Business

At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)	at an annual general meeting, all business is special business except for the following:

(i)	business relating to the conduct of or voting at the meeting;

(ii)	consideration of any financial statements of the Company presented to the meeting;

(iii)	consideration of any reports of the directors or auditor;

(iv)	the setting or changing of the number of directors;

(v)	the election or appointment of directors;

(vi)	the appointment of an auditor;

(vii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(viii)	any other business which, under these Articles or the Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2	Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3	Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders entitled to vote at the meeting who hold, in the aggregate, at least 25% of the votes attached to the outstanding voting shares entitled to be voted at the meeting.

11.4	One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(b)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5	Other Persons May Attend

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present by the directors or by the chair of the meeting and any persons entitled or required under the Act to be present at the meeting, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at that meeting.

11.6	Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7	Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8	Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9	Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any; or

(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10	Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12	Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13	Decisions by Show of Hands or Poll

Subject to the Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14	Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15	Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16	Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17	Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(a)	the poll must be taken:

(i)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii)	in the manner, at the time and at the place that the chair of the meeting directs;

(b)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)	the demand for the poll may be withdrawn by the person who demanded it.

11.18	Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19	Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20	Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21	Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22	Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23	Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

ARTICLE 12 - VOTES OF SHAREHOLDERS

12.1	Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b)	on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2	Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3	Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(a)	any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)	if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4	Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

12.5	Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)	for that purpose, the instrument appointing a representative must:

(i)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(ii)	be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(b)	if a representative is appointed under this Article 12.5:

(i)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6	Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, Articles 12.7 to 12.14 apply only insofar as they are not inconsistent with any applicable legislation, including without limitation securities legislation, or the rules of any stock exchange on which securities of the Company may be listed.

12.7	Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8	Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders who need not be shareholders to act in the place of an absent proxy holder.

12.9	Deposit of Proxy

A proxy for a meeting of shareholders must:

(a)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)	unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.10	Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	by the chair of the meeting, before the vote is taken.

12.11	Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]

(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the undersigned):

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder - printed]

12.12	Revocation of Proxy

Subject to Article 12.13, every proxy may be revoked by an instrument in writing that is:

(a)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	provided, at the meeting, to the chair of the meeting.

12.13	Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.12 must be signed as follows:

(a)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.14	Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

12.15	Chair May Determine Validity of Proxy

The chair of any meeting of shareholders may determine whether or not a proxy deposited for use at the meeting, which may not strictly comply with the requirements of this Article 12 as to form, execution, accompanying documentation, time of filing or otherwise, shall be valid for use at the meeting and any such determination made in good faith shall be final, conclusive and binding upon the meeting.

ARTICLE 13 - DIRECTORS

13.1	First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(a)	subject to paragraphs (b) and (c), the number of directors that is equal to the number of the Company's first directors;

(b)	if the Company is a public company, the greater of three and the most recently set of:

(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii)	the number of directors set under Article 14.4;

(c)	if the Company is not a public company, the most recently set of:

(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii)	the number of directors set under Article 14.4.

13.2	Change in Number of Directors

If the number of directors is set under Articles 13.1(b)(i) or 13.1(c)(i):

(a)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b)	if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3	Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4	Qualifications of Directors

A director is not required to hold a share of the Company as qualification for his or her office but must be qualified as required by the Act to become, act or continue to act as a director.

13.5	Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6	Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7	Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8	Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

ARTICLE 14 - ELECTION AND REMOVAL OF DIRECTORS

14.1	Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a)	the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

14.2	Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(a)	that individual consents to be a director in the manner provided for in the Act;

(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c)	with respect to first directors, the designation is otherwise valid under the Act.

14.3	Failure to Elect or Appoint Directors

If:

(a)	the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Act; or

(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c)	the date on which his or her successor is elected or appointed; and

(d)	the date on which he or she otherwise ceases to hold office under the Act or these Articles.

14.4	Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5	Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6	Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors but, if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purposes of appointing directors up to that number, summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors, or, subject to the Act, for any other purpose.

14.7	Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders by ordinary resolution may elect or appoint directors to fill any vacancies on the board of directors.

14.8	Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(a)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a), but is eligible for re-election or re-appointment.

14.9	Ceasing to be a Director

A director ceases to be a director when:

(a)	the term of office of the director expires;

(b)	the director dies;

(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10	Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may by ordinary resolution elect or appoint a director to fill that vacancy.

14.11	Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

ARTICLE 15 - POWERS AND DUTIES OF DIRECTORS

15.1	Powers of Management

The directors must, subject to the Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Act or by these Articles, required to be exercised by the shareholders of the Company.

15.2	Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the powers of the directors related to the constitution of the board of directors and any committee of the directors, to appoint or remove officers and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub- delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

15.3	Remuneration of the auditor

The directors may set the remuneration of the auditor without the prior approval of the shareholders.

ARTICLE 16 - DISCLOSURE OF INTEREST OF DIRECTORS

16.1	Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act.

16.2	Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

16.3	Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

16.4	Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

16.5	Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.6	No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.7	Professional Services by Director or Officer

Subject to the Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

16.8	Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

ARTICLE 17 - PROCEEDINGS OF DIRECTORS

17.1	Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

17.2	Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting will not have a second or casting vote.

17.3	Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(a)	the chair of the board, if any;

(b)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)	any other director chosen by the directors if:

(i)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

17.4	Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone or by other communications medium if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the Act and these Articles to be present at the meeting.

17.5	Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

17.6	Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, or as provided in Article 17.7, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone.

17.7	When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director if:

(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b)	the director has waived notice of the meeting.

17.8	Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

17.9	Waiver of Notice of Meetings

Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director. Attendance of a director at a meeting of the directors is a waiver of entitlement to notice of the meeting, unless that director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

17.10	Quorum

The quorum necessary for the transaction of the business of the directors is a majority of directors.

17.11	Validity of Acts Where Appointment Defective

Subject to the Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.12	Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(a)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(b)	in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who are entitled to vote on the resolution consents to it in writing.

A consent in writing under this Article may be by any written instrument, fax, email or any other method of transmitting legibly recorded messages in which the consent of the director is evidenced, whether or not the signature of the director is included in the record. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

ARTICLE 18 - EXECUTIVE AND OTHER COMMITTEES

18.1	Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

18.2	Appointment and Powers of Other Committees

The directors may, by resolution:

(a)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b)	delegate to a committee appointed under paragraph (a) any of the directors' powers, except:

(i)	the power to fill vacancies in the board of directors;

(ii)	the power to remove a director;

(iii)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv)	the power to appoint or remove officers appointed by the directors; and

(c)	make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution or any subsequent directors' resolution.

18.3	Obligations of Committees

Any committee appointed under Articles 18.1 or 18.2, in the exercise of the powers delegated to it, must:

(a)	conform to any rules that may from time to time be imposed on it by the directors; and

(b)	report every act or thing done in exercise of those powers at such times as the directors may require.

18.4	Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 18.1 or 18.2:

(a)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b)	terminate the appointment of, or change the membership of, the committee; and

(c)	fill vacancies in the committee.

18.5	Committee Meetings

Subject to Article 18.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1 or 18.2:

(a)	the committee may meet and adjourn as it thinks proper;

(b)	the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their members to chair the meeting;

(c)	a majority of the members of the committee constitutes a quorum of the committee; and

(d)	questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

ARTICLE 19 - OFFICERS

19.1	Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

19.2	Functions, Duties and Powers of Officers

The directors may, for each officer:

(a)	determine the functions and duties of the officer;

(b)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

19.3	Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

19.4	Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

ARTICLE 20 - INDEMNIFICATION

20.1	Definitions

In this Article 20:

(a)	“eligible party” means an individual who:

(i)	is or was a director or officer of the Company;

(ii)	is or was a director or officer of another corporation,

A.	at a time when the corporation is or was an affiliate of the Company, or

B.	at the request of the Company; or

(iii)	at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity;

(b)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(c)	“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which an eligible party or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of the Company:

(i)	is or may be joined as a party; or

(ii)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(d)	“expenses” has the meaning set out in the Act.

20.2	Mandatory Indemnification of Eligible Parties

Subject to the Act, the Company must indemnify an eligible party and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each eligible party is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

20.3	Indemnification of Other Persons

Subject to any restrictions in the Act, the Company may indemnify any person.

20.4	Non-Compliance with Act

The failure of an eligible party to comply with the Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

20.5	Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a)	is or was a director, officer, employee or agent of the Company;

(b)	is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c)	at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d)	at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

ARTICLE 21 - DIVIDENDS

21.1	Payment of Dividends Subject to Special Rights

The provisions of this Article 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

21.2	Declaration of Dividends

Subject to the Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

21.3	No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 21.2.

21.4	Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5:00 p.m. on the date on which the directors pass the resolution declaring the dividend.

21.5	Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

21.6	Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a)	set the value for distribution of specific assets;

(b)	determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c)	vest any such specific assets in trustees for the persons entitled to the dividend.

21.7	When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

21.8	Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

21.9	Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.10	Dividend Bears No Interest

No dividend bears interest against the Company.

21.11	Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.12	Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

21.13	Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing all or part of such retained earnings or surplus or any part of the retained earnings or surplus.

ARTICLE 22 - DOCUMENTS, RECORDS AND REPORTS

22.1	Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Act.

22.2	Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

ARTICLE 23 - NOTICES

23.1	Method of Giving Notice

Unless the Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a)	mail addressed to the person at the applicable address for that person as follows:

(i)	for a record mailed to a shareholder, the shareholder's registered address;

(ii)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the mailing address of the intended recipient;

(b)	delivery at the applicable address for that person as follows, addressed to the person:

(i)	for a record delivered to a shareholder, the shareholder's registered address;

(ii)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the delivery address of the intended recipient;

(c)	unless the intended recipient is the auditor of the Company, sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)	unless the intended recipient is the auditor of the Company, sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)	physical delivery to the intended recipient.

23.2	Deemed Receipt of Mailing

(a)	A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

(b)	a record that is faxed to a person referred to in Article 23.1 is deemed to be received by that person on the day it was faxed; and

(c)	a record that was emailed to a person referred to in Article 23.1 is deemed to be received by the person to whom it was emailed on the day it was emailed.

23.3	Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 23.1, prepaid and mailed or otherwise sent as permitted by Article 23.1 is conclusive evidence of that fact.

23.4	Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

23.5	Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)	mailing the record, addressed to them:

(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)	if an address referred to in paragraph (a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

23.6	Undelivered Notices

If, on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 23.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company will not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

ARTICLE 24 - SEAL

24.1	Who May Attest Seal

Except as provided in Articles 24.2 and 24.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a)	any two directors;

(b)	any officer, together with any director;

(c)	if the Company only has one director, that director; or

(d)	any one or more directors or officers or persons as may be determined by the directors.

24.2	Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer.

24.3	Signing Authority

In the event that the Company does not have a seal or wishes to execute a document without affixing a seal, any documents requiring signature on behalf of the Company may be signed by any one or more of the directors or officers of the Company, unless a contrary intention is expressed in a directors’ resolution.

24.4	Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

ARTICLE 25 - PROHIBITIONS

25.1	Definitions

In this Article 25:

(a)	“designated security” means a security of the Company other than a non-convertible debt security;

(b)	“security” has the meaning assigned in the Securities Act (British Columbia);

25.2	Application

Article 25 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

25.3	Consent Required for Transfer of Shares or Designated Securities

Subject to Article 25.2, no share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

ARTICLE 26 - SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO SUBORDINATE VOTING SHARES

26.1	Voting

The holders of Class A subordinate voting shares (“Subordinate Voting Shares”) shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Each Subordinate Voting Share shall entitle the holder thereof to one vote at each such meeting.

26.2	Alteration to Rights of Subordinate Voting Shares

So long as any Subordinate Voting Shares remain outstanding, the Company will not, without the consent of the holders of Subordinate Voting Shares expressed by separate special resolution, alter or amend these Articles if the result of such alteration or amendment would:

(a)	prejudice or interfere with any right or special right attached to the Subordinate Voting Shares; or

(b)	affect the rights or special rights of the holders of Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares on a per share basis as provided for herein.

26.3	Dividends

The holders of Subordinate Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared thereon by the directors from time to time. The directors may declare no dividend payable in cash or property on the Subordinate Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Proportionate Voting Shares, in an amount per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, multiplied by forty (40); and (ii) the Multiple Voting Shares, in an amount per Multiple Voting Share equal to the amount of the dividend declared per Subordinate Voting Share.

The directors may declare a stock dividend payable in Subordinate Voting Shares on the Subordinate Voting Shares, but only if the directors simultaneously declare a stock dividend payable in:

(a)	(i) Proportionate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share; or

(ii)   Subordinate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, multiplied by forty (40); and

(b)	(i) Multiple Voting Shares on the Multiple Voting Shares, in a number of shares per Multiple Voting Share equal to the amount of the dividend declared per Subordinate Voting Share divided by 3000; or

(ii)     Subordinate Voting Shares on the Multiple Voting Shares, in a number of shares per Multiple Voting Share equal to the amount of the dividend declared per Subordinate Voting Share.

26.4	Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purposes of winding up its affairs, the holders of the Subordinate Voting Shares shall be entitled to participate pari passu with the holders of Proportionate Voting Shares and Multiple Voting Shares, with the amount of such distribution per Subordinate Voting Share equal to each of: (i) the amount of such distribution per Proportionate Voting Share divided by forty (40); and (ii) the amount of such distribution per Multiple Voting Share.

26.5	Subdivision or Consolidation

The Subordinate Voting Shares shall not be consolidated or subdivided unless the Proportionate Voting Shares and the Multiple Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

26.6	Conversion of the Shares Upon An Offer

In the event that an offer is made to purchase Proportionate Voting Shares, and such offer is:

(a)	required, pursuant to applicable securities legislation or the rules of any stock exchange on which: (i) the Proportionate Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Proportionate Voting Shares; may then be listed, to be made to all or substantially all of the holders of Proportionate Voting Shares in a province or territory of Canada to which the requirement applies (such offer to purchase, an “Offer”); and

(b)	not made to the holders of Subordinate Voting Shares for consideration per Subordinate Voting Share equal to 0.025 of the consideration offered per Proportionate Voting Share;

each Subordinate Voting Share shall become convertible at the option of the holder into Proportionate Voting Shares on the basis of forty (40) Subordinate Voting Shares for one (1) Proportionate Voting Share, at any time while the Offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to the Offer (the “Subordinate Voting Share Conversion Right”). For avoidance of doubt, fractions of Proportionate Voting Shares may be issued in respect of any amount of Subordinate Voting Shares in respect of which the Subordinate Voting Share Conversion Right is exercised which is less than forty (40).

The Subordinate Voting Share Conversion Right may only be exercised for the purpose of depositing the Proportionate Voting Shares acquired upon conversion under such Offer, and for no other reason. If the Subordinate Voting Share Conversion Right is exercised, the Company shall procure that the transfer agent for the Subordinate Voting Shares shall deposit under such Offer the Proportionate Voting Shares acquired upon conversion, on behalf of the holder.

To exercise the Subordinate Voting Share Conversion Right, a holder of Subordinate Voting Shares or his or her attorney, duly authorized in writing, shall:

(i)	give written notice of exercise of the Subordinate Voting Share Conversion Right to the transfer agent for the Subordinate Voting Shares, and of the number of Subordinate Voting Shares in respect of which the Subordinate Voting Share Conversion Right is being exercised;

(ii)	deliver to the transfer agent for the Subordinate Voting Shares any share certificate or certificates representing the Subordinate Voting Shares in respect of which the Subordinate Voting Share Conversion Right is being exercised; and

(iii)	pay any applicable stamp tax or similar duty on or in respect of such conversion.

No certificates representing Proportionate Voting Shares acquired upon exercise of the Subordinate Voting Share Conversion Right will be delivered to the holders of Subordinate Voting Shares. If Proportionate Voting Shares issued upon such conversion and deposited under such Offer are withdrawn by such holder, or such Offer is abandoned, withdrawn or terminated by the offeror, or such Offer expires without the offeror taking up and paying for such Proportionate Voting Shares, such Proportionate Voting Shares and any fractions thereof issued shall automatically, without further action on the part of the holder thereof, be reconverted into Subordinate Voting Shares on the basis of one (1) Proportionate Voting Share for forty (40) Subordinate Voting Shares, and the Company will procure that the transfer agent for the Subordinate Voting Shares shall send to such holder a direct registration statement, certificate or certificates representing the Subordinate Voting Shares acquired upon such reconversion. If the offeror under such Offer takes up and pays for the Proportionate Voting Shares acquired upon exercise of the Subordinate Voting Share Conversion Right, the Company shall procure that the transfer agent for the Subordinate Voting Shares shall deliver to the holders of such Proportionate Voting Shares the consideration paid for such Proportionate Voting Shares by such Offeror.

ARTICLE 27 - SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO PROPORTIONATE VOTING SHARES

27.1	Voting

The holders of Class B proportionate voting shares (“Proportionate Voting Shares”) shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Subject to Articles 27.2 and 27.3, each Proportionate Voting Share shall entitle the holder to forty (40) votes and each fraction of a Proportionate Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by forty (40) and rounding the product down to the nearest whole number, at each such meeting.

27.2	Alteration to Rights of Proportionate Voting Shares

So long as any Proportionate Voting Shares remain outstanding, the Company will not, without the consent of the holders of Proportionate Voting Shares and Multiple Voting Shares expressed by separate special resolution alter or amend these Articles if the result of such alteration or amendment would:

(a)	prejudice or interfere with any right or special right attached to the Proportionate Voting Shares; or

(b)	affect the rights or special rights of the holders of Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares on a per share basis as provided for herein.

At any meeting of holders of Proportionate Voting Shares and Multiple Voting Shares called to consider such a separate special resolution, each Proportionate Voting Share and Multiple Voting Share shall entitle the holder to one (1) vote and each fraction of a Proportionate Voting Share or Multiple Voting Share will entitle the holder to the corresponding fraction of one (1) vote.

27.3	Shares Superior to Proportionate Voting Shares

(a)	The Company may take no action which would authorize or create shares of any class or series having preferences superior to or on a parity with the Proportionate Voting Shares without the consent of the holders of a majority of the Proportionate Voting Shares and Multiple Voting Shares expressed by separate ordinary resolution.

(b)	At any meeting of holders of Proportionate Voting Shares and Multiple Voting Shares called to consider such a separate ordinary resolution, each Proportionate Voting Share and Multiple Voting Share will entitle the holder to one (1) vote and each fraction of a Proportional Voting Share and Multiple Voting Share shall entitle the holder to the corresponding fraction of one (1) vote.

27.4	Dividends

(a)	The holders of Proportionate Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared by the directors from time to time. The directors may declare no dividend payable in cash or property on the Proportionate Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Proportionate Voting Share divided by forty (40); and (ii) on the Multiple Voting Shares in an amount equal to the dividend declared per Proportionate Voting Share divided by forty (40).

(b)	The directors may declare a stock dividend payable in Proportionate Voting Shares on the Proportionate Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Proportionate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Proportionate Voting Share divided by forty (40); and (ii) Proportionate Voting Shares on the Multiple Voting Shares, in a number of shares per Multiple Voting Share equal to the amount of the dividend declared per Proportionate Voting Share divided by forty (40).

(c)	The directors may declare a stock dividend payable in Subordinate Voting Shares on the Proportionate Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Subordinate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Proportionate Voting Share divided by forty (40); and (ii) Subordinate Voting Shares on the Multiple Voting Shares, in a number of shares per Multiple Voting Shares equal to the amount of the dividend declared per Proportionate Voting Share divided by forty (40).

(d)	Holders of fractional Proportionate Voting Shares shall be entitled to receive any dividend declared on the Proportionate Voting Shares, in an amount equal to the dividend per Proportionate Voting Share multiplied by the fraction thereof held by such holder.

27.5	Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purpose of winding up its affairs, the holders of the Proportionate Voting Shares shall be entitled to participate pari passu with the holders of Subordinate Voting Shares and Multiple Voting Shares, with the amount of such distribution per Proportionate Voting Share equal to each of: (i) the amount of such distribution per Subordinate Voting Share multiplied by forty (40); and (ii) the amount of such distribution per Multiple Voting Share multiplied by forty (40); and each fraction of a Proportionate Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Proportionate Voting Share.

27.6	Subdivision or Consolidation

The Proportionate Voting Shares shall not be consolidated or subdivided unless the Subordinate Voting Shares and the Multiple Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

27.7	Voluntary Conversion

Subject to the Conversion Limitation set forth in this Article 27.7, holders of Proportionate Voting Shares and Multiple Voting Shares shall have the following rights of conversion (the “Share Conversion Right”):

(a)	Right to Convert Proportionate Voting Shares. Each Proportionate Voting Share shall be convertible at the option of the holder into such number of Subordinate Voting Shares as is determined by multiplying the number of Proportionate Voting Shares in respect of which the Share Conversion Right is exercised by forty (40). Fractions of Proportionate Voting Shares may be converted into such number of Subordinate Voting Shares as is determined by multiplying the fraction by forty (40).

(b)	Right to Convert Multiple Voting Shares. Each Multiple Voting Share shall be convertible at the option of the holder into such number of Subordinate Voting Shares as is determined by multiplying the number of Multiple Voting Shares in respect of which the Share Conversion Right is exercised by one (1). Fractions of Multiple Voting Shares may be converted into such number of Subordinated Voting Shares as is determined by multiplying the fraction by one (1).

(c)	Conversion Limitation. Unless already appointed, upon receipt of a Conversion Notice (as defined below), the directors (or a committee thereof) shall designate an officer of the Company who shall determine whether the Conversion Limitation set forth in this Article shall apply to the conversion referred to therein (the “Conversion Limitation Officer”).

(d)	Foreign Private Issuer Status. The Company shall use commercially reasonable efforts to maintain its status as a “foreign private issuer” (as determined in accordance with Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Company shall not give effect to any voluntary conversion of Proportionate Voting Shares or Multiple Voting Shares pursuant to this Article 27.7 or otherwise, and the Share Conversion Right will not apply, to the extent that after giving effect to all permitted issuances after such conversion of Proportionate Voting Shares or Multiple Voting Shares, the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares (calculated on the basis that each Subordinate Voting Share, Proportionate Voting Share and Multiple Voting Share is counted once, without regard to the number of votes carried by such share) held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Exchange Act (“U.S. Residents”) would exceed forty percent (40%) (the “40% Threshold”) of the aggregate number of Subordinate Voting Shares, Multiple Voting Shares, Proportionate Voting Shares and Multiple Voting Shares (calculated on the same basis) issued and outstanding (the “FPI Restriction”). The directors may by resolution increase the 40% Threshold to a number not to exceed fifty percent (50%), and if any such resolution is adopted, all references to the 40% Threshold herein shall refer instead to the amended percentage threshold set by the directors in such resolution.

(e)	Conversion Limitation. In order to give effect to the FPI Restriction, the number of Subordinate Voting Shares issuable to a holder of Proportionate Voting Shares or Multiple Voting Shares upon exercise by such holder of the Share Conversion Right will be subject to the 40% Threshold based on the number of Proportionate Voting Shares or Multiple Voting Shares held by such holder as of the date of issuance of Proportionate Voting Shares or Multiple Voting Shares to such holder, and thereafter at the end of each of the Company’s subsequent fiscal quarters (each, a “Determination Date”), calculated as follows:

X = [A x 40% - B] x (C/D)

Where, on the Determination Date:

X = Maximum Number of Subordinate Voting Shares which may be issued upon exercise of the Share Conversion Right.

A = Aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares issued and outstanding.

B = Aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by U.S. Residents.

C = Aggregate Number of Proportionate Voting Shares and Multiple Voting Shares held by such holder.

D = Aggregate Number of All Proportionate Voting Shares and Multiple Voting Shares.

The Conversion Limitation Officer shall determine as of each Determination Date, in his or her sole discretion acting reasonably, the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by U.S. Residents, the maximum number of Subordinate Voting Shares which may be issued upon exercise of the Share Conversion Right, generally in accordance with the formula set forth immediately above. Upon request by a holder of Proportionate Voting Shares or Multiple Voting Shares, the Company will provide each holder of Proportionate Voting Shares or Multiple Voting Shares with notice of such maximum number as at the most recent Determination Date, or a more recent date as may be determined by the Conversion Limitation Officer in its discretion. To the extent that issuances of Subordinate Voting Shares on exercise of the Share Conversion Right would result in the 40% Threshold being exceeded, the number of Subordinate Voting Shares to be issued will be pro-rated among each holder of Proportionate Voting Shares or Multiple Voting Shares exercising the Share Conversion Right.

Notwithstanding the provisions of Articles 27.7(d) and e), the directors may by resolution waive the application of the Conversion Restriction to any exercise or exercises of the Share Conversion Right to which the Conversion Restriction would otherwise apply, or to future Conversion Restrictions generally, including with respect to a period of time.

(f)	Disputes.

(i)	Any holder of Proportionate Voting Shares or Multiple Voting Shares who beneficially owns more than 5% of the issued and outstanding Proportionate Voting Shares or Multiple Voting Shares may submit a written dispute as to the calculation of the 40% Threshold or the FPI Restriction by the Conversion Limitation Officer to the directors with the basis for the disputed calculations. The Company shall respond to the holder within 5 (five) business days of receipt of the notice of such dispute with a written calculation of the 40% Threshold or the FPI Restriction, as applicable. If the holder and the Company are unable to agree upon such calculation of the 40% Threshold or the FPI Restriction, as applicable, within 5 (five) business days of such response, then the Company and the holder shall, within 1 (one) business day thereafter submit the disputed calculation of the 40% Threshold or the FPI Restriction to the Company’s independent auditor. The Company, at the Company’s expense, shall cause the auditor to perform the calculations in dispute and notify the Company and the holder of the results no later than 5 (five) business days from the time it receives the disputed calculations. The auditor’s calculations shall be final and binding on all parties, absent demonstrable error.

(ii)	In the event of a dispute as to the number of Subordinate Voting Shares issuable to a holder of Proportionate Voting Shares or Multiple Voting Shares in connection with a voluntary conversion of Proportionate Voting Shares or Multiple Voting Shares, the Company shall issue to the holder of Proportionate Voting Shares or Multiple Voting Shares the number of Subordinate Voting Shares not in dispute, and resolve such dispute in accordance with Article 27.7(f)(i).

(g)	Mechanics of Conversion. Before any holder of Proportionate Voting Shares or Multiple Voting Shares shall be entitled to voluntarily convert Proportionate Voting Shares or Multiple Voting Shares into Subordinate Voting Shares in accordance with Articles 27.7(a) or (b), the holder shall surrender the certificate or certificates representing the Proportionate Voting Shares or Multiple Voting Shares to be converted at the head office of the Company, or the office of any transfer agent for the Proportionate Voting Shares or Multiple Voting Shares, and shall give written notice to the Company at its head office of his or her election to convert such Proportionate Voting Shares or Multiple Voting Shares and shall state therein the name or names in which the certificate or certificates representing the Subordinate Voting Shares are to be issued (a “Conversion Notice”). The Company shall (or shall cause its transfer agent to) as soon as practicable thereafter, issue to such holder or his or her nominee, a certificate or certificates or direct registration statement representing the number of Subordinate Voting Shares to which such holder is entitled upon conversion. Such conversion shall be deemed to have taken place immediately prior to the close of business on the day on which the certificate or certificates representing the Proportionate Voting Shares or Multiple Voting Shares to be converted is surrendered and the Conversion Notice is delivered, and the person or persons entitled to receive the Subordinate Voting Shares issuable upon such conversion shall be treated for all purposes as the holder or holders of record of such Subordinate Voting Shares as of such date.

ARTICLE 28 - SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO MULTIPLE VOTING SHARES

28.1	Voting

The holders of Class C multiple voting shares (“Multiple Voting Shares”) shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Subject to Articles 28.2 and 28.3, each Multiple Voting Share shall entitle the holder to three thousand (3,000) votes and each fraction of a Multiple Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by three thousand (3,000) and rounding the product down to the nearest whole number, at each such meeting.

28.2	Alteration to Rights of Multiple Voting Shares

So long as any Multiple Voting Shares remain outstanding, the Company will not, without the consent of the holders of Multiple Voting Shares expressed by separate special resolution alter or amend these Articles if the result of such alteration or amendment would:

(a)	prejudice or interfere with any right or special right attached to the Multiple Voting Shares; or

(b)	affect the rights or special rights of the holders of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares on a per share basis as provided for herein.

At any meeting of holders of Multiple Voting Shares called to consider such a separate special resolution, each Multiple Voting Share shall entitle the holder to one (1) vote and each fraction of a Multiple Voting Share will entitle the holder to the corresponding fraction of one (1) vote.

28.3	Shares Superior to Multiple Voting Shares

(a)	The Company may take no action which would authorize or create shares of any class or series having preferences superior to or on a parity with the Multiple Voting Shares without the consent of the holders of a majority of the Multiple Voting Shares expressed by separate ordinary resolution.

(b)	At any meeting of holders of Multiple Voting Shares called to consider such a separate ordinary resolution, each Multiple Voting Share will entitle the holder to one (1) vote and each fraction of a Multiple Voting Share shall entitle the holder to the corresponding fraction of one (1) vote.

28.4	Dividends

(a)	The holders of Multiple Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared by the directors from time to time. The directors may declare no dividend payable in cash or property on the Multiple Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Multiple Voting Share; and (ii) on the Proportionate Voting Shares in an amount equal to the dividend declared per Multiple Voting Share multiplied by forty (40).

(b)	The directors may declare a stock dividend payable in Proportionate Voting Shares on the Multiple Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Proportionate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Multiple Voting Share; and (ii) Proportionate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share equal to the amount of the dividend declared per Multiple Voting Share multiplied by forty (40).

(c)	The directors may declare a stock dividend payable in Subordinate Voting Shares on the Multiple Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Subordinate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Multiple Voting Share; and (ii) Subordinate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Shares equal to the amount of the dividend declared per Multiple Voting Share multiplied by forty (40).

(d)	Holders of fractional Multiple Voting Shares shall be entitled to receive any dividend declared on the Multiple Voting Shares, in an amount equal to the dividend per Multiple Voting Share multiplied by the fraction thereof held by such holder.

28.5	Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purpose of winding up its affairs, the holders of the Multiple Voting Shares shall be entitled to participate pari passu with the holders of Subordinate Voting Shares and Proportionate Voting Shares, with the amount of such distribution per Multiple Voting Share equal to each of: (i) the amount of such distribution per Subordinate Voting Share; and (ii) the amount of such distribution per Proportionate Voting Share divided by forty (40); and each fraction of a Multiple Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Multiple Voting Share.

28.6	Subdivision or Consolidation

The Multiple Voting Shares shall not be consolidated or subdivided unless the Subordinate Voting Shares and the Proportionate Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

28.7	Transfer of Multiple Voting Shares

No Multiple Voting Share may be sold, transferred, assigned, pledged or otherwise disposed of without the written consent of the directors, and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

28.8	Mandatory Conversion of Multiple Voting Shares

(a)	Definitions. In this Article 28.8:

(i)	“Acreage” means High Street Capital Partners, LLC, d/b/a Acreage Holdings;

(ii)	“Definitive Agreement” means the business combination agreement between, inter alia, the Company, Acreage, Finco and Merger Sub dated September 21, 2018;

(iii)	“Finco” means Acreage Finco B.C. Ltd., a corporation existing under the laws of the province of British Columbia;

(iv)	“Membership Interests” means the Class B, Class C and Class C.1 Membership Units of Acreage;

(v)	“Merger Sub” means HSCP Merger Corp., a wholly-owned subsidiary of the Company existing under the laws of the province of British Columbia; and

(vi)	“Reverse Takeover” means the completion of the combination of the businesses of the Company, Acreage, Finco and Merger Sub pursuant to the Definitive Agreement.

(b)	Mandatory Conversion. All issued and outstanding Multiple Voting Shares will automatically, without any action on the part of the holder, be converted into Subordinate Voting Shares on the basis of one (1) Subordinate Voting Share for one (1) Multiple Voting Share upon the earliest of the date that: (i) the aggregate number of Multiple Voting Shares held by the holder of Multiple Voting Shares together with its affiliates are reduced to a number which is less than fifty per cent (50%) of the aggregate number of Multiple Voting Shares held by such holder together with its affiliates on the date of completion of the Reverse Takeover (the “RTO Closing Date”), (ii) the aggregate number of Membership Interests held by the holder of Multiple Voting Shares together with its affiliates are reduced to a number which is less than fifty per cent (50%) of the aggregate number of Membership Interests held by such holder together with its affiliates on the RTO Closing Date, and (iii) is five (5) years following the RTO Closing Date (the “Mandatory Conversion Record Date”). On the Mandatory Conversion Record Date, each certificate representing Multiple Voting Shares shall thenceforth be null and void. Within twenty (20) days of the Mandatory Conversion Record Date, the Company will send, or cause its transfer agent to send, notice thereof to all former holders of Multiple Voting Shares (a “Mandatory Conversion Notice”) specifying:

(i)	the Mandatory Conversion Record Date;

(ii)	the number of Subordinate Voting Shares into which the Multiple Voting Shares held by such holder have been converted; and

(iii)	the address of record of such holder.

As soon as practicable after the sending of the Mandatory Conversion Notice, the Company shall issue or shall cause its transfer agent to issue to each holder of Multiple Voting Shares certificates representing the number of Subordinate Voting Shares into which the Multiple Voting Shares have been converted.

From Mandatory Conversion Record Date, the directors shall no longer be entitled to issue any further Multiple Voting Shares whatsoever.

ARTICLE 29 ADVANCE NOTICE PROVISIONS

29.1	Nomination of Directors

(a)	Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election as directors may be made at any general meeting of shareholders if one of the purposes for which the general meeting was called was the election of directors:

(i)	by or at the direction of the directors, including pursuant to a notice of meeting;

(ii)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii)	by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in this Article 29.1 and on the record date for notice of such meeting, is entered in the central securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Article 29.1.

(b)	In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Company at the principal executive offices of the Company.

(c)	To be timely, a Nominating Shareholder's notice to the Secretary of the Company must be given:

(i)	in the case of an annual general meeting of shareholders, not less than 30 days prior to the date of the annual general meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the 10th day following the Notice Date;

(ii)	in the case of any other general meeting of shareholders called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the general meeting of shareholders was made. In no event shall any adjournment or postponement of a general meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder's notice as described above;

(iii)	if notice-and-access (as defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the notice date in respect of the meeting is not fewer than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

(d)	To be in proper written form, a Nominating Shareholder's notice to the Secretary of the Company must set forth:

(i)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person;

(C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the general meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to Canadian securities legislation; and

(ii)	as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to Canadian securities legislation.

(e)	The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

(f)	No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 29.1; provided, however, that nothing in this Article 29.1 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in this Article 29.1 and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(g)	For purposes of this Article 29.1, “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and

(h)	Notwithstanding Article 23 and any other provision of this Article 29.1, notice given to the Secretary of the Company pursuant to this Article 29.1 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(i)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Article 29.1.

ARTICLE 30 - FORUM SELECTION

Unless the Company consents in writing to the selection of an alternative forum, the Supreme Court of British Columbia, Canada and the Court of Appeal of British Columbia (together, “British Columbia Courts”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for:

(a)	any derivative action or proceeding brought by any person on behalf of the Company;

(b)	any action or proceeding asserting a claim of breach of a fiduciary duty owed to the Company by any director, officer or other employee of the Company;

(c)	any action or proceeding asserting a claim arising pursuant to any provision of the Act or these Articles (as either may be amended from time to time; and

(d)	Any action or proceeding asserting a claim otherwise related to the relationships among the Company, its affiliates and their respective shareholders, directors, officers or any of them, but excluding claims relating to the business carried on by the Company or such affiliates.

If any action or proceeding, the subject matter of which is within the scope of the actions or proceedings referred to in Article 30(a)-(d) is commenced in a Court other than a Court located within the Province of British Columbia (a “Foreign Action”) in the name of any shareholder or holder of other securities of the Company, such shareholder or other securityholder shall be deemed to have consented to:

(e)	The personal jurisdiction of the British Columbia Courts in connection with any action or proceeding brought in the British Columbia Courts to enforce the provisions of this Article 30; and

(f)	service of process in any such action or proceeding upon such shareholder or other securityholder by service upon such shareholder’s counsel in the Foreign Action as agent for such shareholder or other securityholder.

SCHEDULE 4.8

APPLIED CONTRACTS

•	Convertible debenture certificate #2016-D-01 issued by Applied Inventions Management Corp. to Michael Stein dated as of April 27, 2016 (the “Convertible Debenture”).
•	General security agreement between Applied Inventions Management Corp. and Michael Stein dated as of April 27, 2016.
•	Option agreement between Applied Inventions Management Corp. and Barry Polisuk dated as of April 29, 2016.
•	Option agreement between Applied Inventions Management Corp. and Gabriel Nachman dated as of April 29, 2016.
•	Option agreement between Applied Inventions Management Corp. and Nicholas Hariton dated as of April 29, 2016.
•	General security agreement between Applied Inventions Management Corp. and Michael Stein and his affiliates dated as of December 31, 2016.
•	Promissory note signed in favour of Michael Stein and his affiliates by Applied Inventions Management Corp. dated as of December 31, 2016 (the “Shareholder Loans”).
•	Warrant certificate #2017-W-1 issued by Applied Inventions Management Corp. to WFE Investment Corp. dated as of May 30, 2017.
•	Option agreement between Applied Inventions Management Corp. and Barry Polisuk dated as of October 27, 2017.
•	Option agreement between Applied Inventions Management Corp. and Gabriel Nachman dated as October 27, 2017.
•	Option agreement between Applied Inventions Management Corp. and Nicholas Hariton dated as of October 27, 2017.
•	Waiver and debenture amending agreement between Applied Inventions Management Corp. and Michael Stein and dated as of May 22, 2018.
•	Transfer agent agreement between TSX Trust and Applied Inventions Management Corp

SCHEDULE 4.14

APPLIED LIABILITIES

•	Convertible Debenture in the principal amount of $414,642, plus applicable interest of approximately $17,276.

•	Shareholder Loans in the amount of approximately $165,000.